SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

The only change to this Form C filing is the new end date of the offering which has been extended to April 28, 2024.

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
  - ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

Better Science, LLC

Legal status of issuer

    Form

    LLC

    Jurisdiction of Incorporation/Organization

    Washington

    Date of organization

    October 24, 2019

Physical address of issuer

1111 E. Pike Street, Suite 111
Seattle, WA 98122

Website of issuer

www.wundergroundcoffee.com

Is there a co-issuer? YES

Name of co-issuer

Wunderground Coffee CF SPV, LLC

Legal status of co-issuer

> *Form*

> LLC

> *Jurisdiction of Incorporation/Organization*

> *Delaware*

> *Date of organization*

> *September 5, 2023*

Physical address of co-issuer

1111 E. Pike Street, Suite 111
Seattle, WA 98122

Website of co-issuer

www.wundergroundcoffee.com

Name of intermediary through which the offering will be conducted

Rise Up Crowdfunding Portal LLC

CIK number of intermediary

0001898740

SEC file number of intermediary

007-00339

CRD number, if applicable, of intermediary

N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank and Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of seven percent (7%) of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered

Membership Units ("Shares") of Wunderground Coffee CF SPV, LLC

Target number of Securities to be offered

2,500

Price (or method for determining price)

$10.00

Target offering amount

$25,000

Oversubscriptions accepted:

☑ Yes
☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis
☐   First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$750,000

Deadline to reach the target offering amount

April 28, 2024 unless extended by the issuer

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

5 employees at Better Science LLC. There are also 11 employees at Wunderground Retail Cap Hill LLC, a wholly owned subsidiary of Better Science LLC that operates our cafe in Seattle and the store at SEATAC airport.

For Better Science, LLC

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,337,308	$2,142,469
Cash & Cash Equivalents	$235,172	$1,103,508
Accounts Receivable	$11,052	$0
Short-term Debt	$0	$51,801
Long-term Debt	$4,381,645	$3,883,081
Revenues/Sales	$888,705	$208,855
Cost of Goods Sold	$610,194	$210,313
Taxes Paid	$0	$0
Net Income	$(1,299,363)	$(1,836,057)

For Wunderground Coffee CF SPV, LLC

	Inception period from September 5, 2023 through September 30, 2023	Prior fiscal year-end (2022)
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	$0	N/A

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For Better Science, LLC

/s/ Jody Hall
(Signature)

Jody Hall
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jody Hall
(Signature)

Jody Hall
(Name)
Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Manager
(Title)

March 27, 2024
(Date)

For Wunderground Coffee CF SPV, LLC

/s/ Jody Hall for Better Science, LLC, Manager
(Signature)

Better Science, LLC
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jody Hall

(Signature)

 Jody Hall
(Name)
Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer and Manager
(Title)

March 27, 2024
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Offering Statement

Part II of Offering Document (Exhibit A to Form C)

Better Science, LLC
1111 E. Pike Street, Suite 111
Seattle, WA 98122
www.wundergroundcoffee.com

Wunderground Coffee CF SPV, LLC
1111 E. Pike Street, Suite 111
Seattle, WA 98122
www.wundergroundcoffee.com

Up to $750,000.00 in Membership Units in Wunderground Coffee CF SPV, LLC (also referred to as a "Share" or as "Shares") at $10.00 per Share

Minimum Target Amount: $25,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Better Science, LLC
Address: 1111 E. Pike Street, Suite 111 Seattle, WA 98122
State of Organization: Washington
Date Organized: October 24, 2019

Co-Issuer:

Co-Issuer: Wunderground Coffee CF SPV, LLC
Address: 1111 E. Pike Street, Suite 111 Seattle, WA 98122
State of Organization: Delaware
Date Organized: September 5, 2023

<u>Terms:</u>

Membership Units (Shares) in Wunderground Coffee CF SPV, LLC at $10.00 per Share. Each $10.00 Share will represent, one a one-for-one basis, a $10.00 investment in a convertible note to be purchased by Wunderground Coffee CF SPV, LLC in Better Science, LLC after the conclusion of the Regulation Crowdfunding offering.

Offering Minimum: $25,000.00 | 2,500 Shares
Offering Maximum: $750,000.00 | 75,000 Shares
Type of Security Offered: Membership Units (Shares)
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

<u>Convertible Note Terms:</u>

After this Regulation Crowdfunding offering concludes, the investment funds will be used to purchase a convertible note on a dollar-for-dollar basis in Better Science, LLC. The form of note itself is attached as part of Exhibit H and should be reviewed in its entirety before you invest, but a summary of certain terms in the note are as follows:

Maturity Date and Prepayment. The note will become due and payable at any time on or after the "Maturity Date" (the thirtieth-month anniversary of the initial closing of the purchase of the note, or such later date as determined in accordance with Section 3.1 of said note). To the extent not previously converted pursuant to Section 4 of the note or accelerated pursuant to Section 8 of the note, the Wunderground will repay the outstanding balance of the note. If Wunderground determines that it does not have sufficient cash on hand to make such payments and remain solvent, the date shall be extended to a later date mutually agreed upon by the Wunderground and Wunderground SPV. Except as provided in Sections 3, 4 or 8 or elsewhere in the note, the notes may not be prepaid without the prior written consent of Wunderground SPV.

Interest. Interest shall begin to accrue on the unpaid principal balance of the note commencing on the note's date of original issuance and continuing until repayment of the note in full at the simple rate of 4.0% per annum calculated on the basis of a 365-day year and actual days elapsed.

Conversion. If Wunderground consummates a "Qualified Financing" prior to the Maturity Date, then, effective upon the closing (or first in a series of closings) of such Qualified Financing, the outstanding balance of the Note shall automatically be converted into a number of Common Units in Wunderground as determined by dividing the note's outstanding balance by the "Conversion Price", rounded down to the nearest whole unit.

"Qualified Financing" means an issuance and sale by the Wunderground of its units: (1) that (i) results in the Wunderground's receipt of total cash proceeds of at least $500,000 (excluding the conversion of the note, any indebtedness or convertible note or security instruments); and (ii) is accomplished in one or more closings as part of a single plan of financing based upon a single set of unit purchase agreements and ancillary documentation; or (2) as otherwise approved by the Wunderground SPV.

"Conversion Price" means 80% of the price per unit paid by investors in the Qualified Financing.

The Company and its Business

Company Overview

Better Science, LLC ("Wunderground" or the "Company" or the "Issuer" or "We") is a United States based company that manufactures and sells coffee and tea products enhanced with adaptogenic mushroom extracts to help people feel better, without compromise on taste. Wunderground is Coffee 2.0 and exists to make wellness as easy as drinking your coffee.

The co-issuer, Wunderground Coffee CF SPV, LLC (which may be referred to as the "Wunderground SPV" is a limited liability company formed under the laws of Delaware on September 5, 2023 and was formed for the sole purpose of being a crowdfunding special purpose vehicle where investors in this Regulation Crowdfunding offering will initially hold their equity, and where the investment funds will be used to purchase a convertible note on a dollar-for-dollar basis in Better Science, LLC. The convertible note terms are found in the summary form in the Convertible Note Terms above, and the form of note itself and deal terms are attached as part of Exhibit H.

We have two distinct coffee blends - Brainchild (for cognitive function) and Hocus Pocus (to support immunity.) For those who prefer tea, we have Dream Supply Tea which is decaffeinated and supports sleep cycles.

Our Vision & Mission

Anchored in coffee, enhanced by mushrooms, we were founded to help combat the new normal of stress and worry – to help people feel and perform better – through the daily ritual of coffee.

Powerful concentrates of superfood adaptogenic mushrooms are combined with obsessively sourced and roasted coffee bringing wellness without compromising taste. Adaptogens are naturally occurring biological compounds found in plants or fungi that help us adapt to stress and keep our bodies in balance. Also called superfoods, the mushroom extracts Wunderground uses have been a part of wellness and medicine for more than 2,000 years in Eastern cultures. Benefits from Wunderground mushrooms include improved cognition and focus, decreased anxiety, uplifted mood, boosted immunity and support for better sleep cycles. In a word – balance. We are passionate about improving mental health, which is one of the key reasons Wunderground was founded. Not only do we aim to create the most efficacious product on the market, but we have also pledged to give 5% of profits to innovative treatments that positively impact the mental health crisis young adults are facing.

We use four adaptogenic mushrooms in our products:

- Chaga: Boosts energy, fights fatigue from adrenal overload, helps maintain a healthy gut, packed with beta-glucans to keep hormones balanced and improve absorption of essential nutrients and antioxidants.
- Cordyceps: Balances hormones, reduces free radicals and inflammation, boosts athletic performance

- Reishi: Beta-glucans that aid in digestion, eases anxiety, supports sleep cycles, promotes nerve growth in the brain
- Lion's Mane: Aids with memory loss, focus and cognition, emotional regulation, balancing out stressors in the adrenal system.

We're hard core coffee snobs. We only wanted to create our Coffee 2.0 if we could accomplish two things: the coffee needed to taste great and also make you feel great.

We believe our competitors' products don't taste very good so we needed our coffee to taste as good as the best micro-roasters. We obsessed over this – playing with roast level and curve, sourcing premium green coffee, sourcing specific origins to dial in great taste while eliminating bitter notes of the mushroom extracts to deliver excellence in every cup. We've given out more than 30,000 samples at our Seattle-Tacoma Airport location and the feedback we get is that people can't believe there are mushrooms in our delicious cup of coffee. Wunderground was heralded as the best tasting mushroom coffee by *Gear Patrol* and others. The best way for us measure our taste is through customer reviews. With almost 90% of our hundreds of reviews being 5-star reviews, we are confident we've nailed it.

In addition, we want you to feel the benefits of these potent superfoods so it's imperative that we provide a high enough quality and concentration of mushrooms so that our customers really do feel a difference - less stress, fewer jitters, better health. Each serving is typically more than a typical supplement dose with benefits of 4.5g per serving of organic, fruiting body mushrooms.

Our Innovation

We figured out how to infuse whole bean coffee with mushroom extracts. It's part of our trade secret and something that differentiates us. Being able to offer whole bean coffee opens up a market that we believe our competitors can't reach: at-home coffee geeks who want to control the grind of their coffee, but who also want the health benefits that mushrooms provide.

Aside from our product, another innovation we are excited about is our distribution strategy. We initially launched as a Direct to Consumer (DTC) website. Soon after launch, we heard from six of the top tech companies who wanted to bring Wunderground into their offices as a benefit for their employees. Premium amenities are top of mind for these organizations as they think about attracting workers back to the office, employee retention, and mental health benefits for their teams. On average, these tech companies have 500 kitchenettes at their headquarter locations alone. This is where they brew coffee and feature coolers full of ready to drink (RTD) beverages for employees, and they reached out to us wanting Wunderground for both.

This unique opportunity feels as though it was made for us. None of our competitors are positioned in this space and we've already built the right supply chains, manufacturing processes, and have the inside relationships. We have already launched filter coffee and our Brain Wash Latte Booster in two of these global tech company headquarters and we are actively expanding the opportunity. Our founders have done this before and have built the company for this type of opportunity.

The visibility we get at these tech company kitchenettes (led by Aramark, Compass Foods and others) helps us build brand, trial, and awareness, one cup at a time. Rather than focusing on high levels of media spend in an environment where customer acquisition cost is astronomically high, we are able to focus on converting people to customers through trial at their place of employment. And we already know (through our retail locations) that once people try Wunderground, they love it. Once enough demand is built up, we plan to launch grocery and big box retail products.

Our Team

Our success is driven by a team of passionate experts with decades of experience in the coffee industry. Our coffee expertise is unparalleled, with key members having spent years at Starbucks, Stumptown, Verve and others, mastering the art of sourcing, roasting, and flavor development.

Wunderground Founder & CEO, Jody Hall is a three-time entrepreneur, and brings 10 years of experience in operations and marketing at Starbucks during their growth stage (1989-2000). She cherry-picked an incredible team along with investors and advisors - many coming from C-level leadership from Starbucks.

Wunderground's co-founding advisor and Head Formulator Hannah Su brings 23 years of R&D at Starbucks Coffee. She built the Bottled Frappuccino product and commercialized Starbucks Via Instant Coffee. Our Head of Operations, Jason Sawiki has a long history of building roasteries, managing supply chains, quality and innovation.

Some of our other key investors and advisors include:

- Howard Behar - former COO of Starbucks
- Mary Wagner, former Chief of R&D Starbucks
- Craig Russell, former SVP supply chain and quality at Starbucks
- Jim Alling, former President of Starbucks North America
- Eric Hoest, former Vice President of Stumptown Coffee
- Brian Lovejoy, former GM Innovation at Calafia
- Mike McCready of Pearl Jam

We have a medical board advisor as well, Dr. Arti Chandra (MD, MPH and IFM Certified Practitioner).

<u>The Market</u>

Coffee is the second most traded commodity in the world. It's the most ritualistic beverage in the world. Our goal is to create Coffee 2.0, that adds wellness to your everyday routine. There is a lot of momentum in this space:

- The US coffee market is $27.06B in 2023 and is expected to grow to $32.44bn by 2028 - a CAGR of 3.69%.
- The US functional mushroom market was $15.3B in 2022 and is expected to grow to $23.3B in 2030 - a CAGR of 10.1%
- The US functional mushroom coffee market was at $532M in 2023 and is expected to grow to $786M in 2030 - a CAGR of 5.0%

Competition

First and foremost, we believe Wunderground is the best tasting option among all competitors. We feel our competitors lack the coffee background, R&D sophistication and ability to work with roast and varietals to mask the off-putting flavors mushrooms can add.

Additionally, we are going to market in a very different way from our competitors. Competitors are focused on grocery and Direct to Consumer (DTC) - while these are typical channels for almost everyone, both are increasingly tough to break through and expensive to scale. While Wunderground has Direct To Consumer, it's not our main channel to scale. Instead, because of inbound requests from top global tech companies, Wunderground is leaning into these market forces and is scaling in the foodservice channel. This channel's focus is selling our coffee and our Ready-To-Drink Super Boost Oat Latte for break rooms in top global tech companies to begin. We do this through foodservice companies such as Compass USA - the global leader in this space. We are also in discussions with major airlines, universities and music events. The innovation here is around Wunderground meeting this cultural moment around

1. Health & Wellness are paramount
2. Mushrooms recognized as Super Food.
3. Mental Health Epidemic and
4. Work habits have changed.

Wunderground is uniquely positioned in the center of these trends and changes and uniquely services the needs of this moment, without competition. This market is massive and a complete greenfield opportunity for us and we believe we are uniquely suited to capitalize on this opportunity with our coffee-savvy leadership and our capabilities to scale manufacturing and distribution strategies.

Traction to Date + Press

Wunderground has been gaining significant traction, with mentions in notable publications like *Gear Patrol* and *Women's Health*. Our B2B growth is also soaring, with partnerships with industry tech giants. We've made waves as the first choice for airport mushroom coffee.

A few key dates on our traction timeline include:

April 2023: Brainchild Whole Bean Infused coffee was launched, leveraging the Company's proprietary methodology of infusing whole coffee beans with concentrated mushroom extracts. This product received a warm welcome from coffee geeks who wanted to control the grind of their beans, but also wanted the health benefits provided by mushrooms.

May 2023: Wunderground was selected from over 50 applicants to have a retail space at Seattle-Tacoma International airport, the 8th largest airport in North America.

June 2023: Six tech companies show inbound interest in bringing Wunderground to their campuses as part of return to work initiatives.

July 2023: Brain Wash was brought to market – the Company's powdered adaptogenic mushroom super-booster with off-the-charts popularity at its Seattle cafe. Brain Wash contains all four of the mushrooms used at Wunderground and can be added to any espresso drink, tea, or smoothie. Esteemed roasters also feature this product in their cafes and distribute to their roaster accounts including Puff Coffee in Portland - founded by the Stumptown Founder Duane Sorenson and Equator Coffee in the Bay Area and LA areas of California.

We have exciting plans on the horizon, including the launch of our Brain Wash SuperBoost Oat Latte in Ready-to-Drink (RTD) format in January 2024, targeting beverage coolers at tech companies, airlines and music festivals. This expansion requires funding to support sustainable packaging and further innovation.

Litigation

The Company and Co-Issuer knows of no litigation pending or threatened to which Wunderground or Wunderground SPV is subject or may be a party, which it believes would have a material adverse effect on the Company and Co-Issuer or their business, and no such proceedings are known to be contemplated by governmental authorities or other parties.

The Team

Name: Jody Hall

A visionary and mission-driven entrepreneur, Jody Hall has always been inspired by human connection as a thread through all the companies she's founded. Her career started in 1989 in the early days at Starbucks - as one of the first hires in marketing to open new stores and markets and build the brand "one cup at a time" via events, experiences and storytelling. After 10 years of growing Starbucks, she took the entrepreneurial leap to found Cupcake Royale in 2003, one of the first cupcake bakeries in the US - with a mission to be the most joyful part of your day. She founded The Goodship - a cannabis edibles brand that launched when Washington legalized marijuana in 2014, with a mission to inspire human connection, discovery, wonder and joy. She had a successful exit in 3 years to Privateer Holdings, a global cannabis titan and the first to take a company public on a US stock exchange. She founded Wunderground as the culmination of all she's loved about building great companies, brands and products and a full-circle return to coffee.

Position: Manager

Dates of Service: January 2020 to present.

Responsibilities: CEO, Founder, Strategy, Investor Relations, Sales, Marketing

In the past 3 years, Jody has also continued her role as Founder/CEO of Cupcake Royale. Jody spends approximately 5 hours per month guiding this 20 year old business.

Employer: Cupcake Royale LLC
Dates of Service: May 2003 to present
Responsibilities: Founder, CEO advising operating team on strategy

Name: Greg Bullington

Greg Bullington is a Board Member of Better Science, LLC and plays a key role in guiding company strategy, investment strategy and involvement with key decisions to grow, scale and build enterprise value.

Greg is also Chief Executive Officer, co-founder, and a member of Magnolia Medical Technologies, Inc, Board. Greg has led all aspects of company development since inception including clinical trial design, execution, and publication; broad product portfolio development; creation of a new national standard of care for sepsis testing accuracy; rapid revenue growth commercialization; and intellectual property and enforcement strategy.

Greg began his career in professional services with Deloitte & Touche LLP. He continued his professional development as a management consultant at Lake Partners, a Seattle-based strategy consulting firm. Over the past 22 years, Greg has led engagements and worked closely with senior executive teams at over 50 companies ranging from Fortune 100 corporations to venture-backed and early-stage startups as a consultant, advisor, and investor.

Additionally, Greg has significant intellectual property expertise. He is the first named inventor on more than 100 issued patents, as well as over 50 pending U.S. and international patent applications.

Position: Director

Dates of Service: January 2021 to present

Responsibilities: Board Member guiding company strategy, investment strategy and involvement with key decisions to grow, scale and build enterprise value.

Other business experience in the past three years:

Employer: Magnolia Medical Technologies, Inc,
Dates of Service: June 2021 to present
Responsibilities: Co-Founder & CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the some of the risks that relate to the Company, but are not an exhaustive list of such risks:

Uncertain Risk

An investment in Better Science LLC and/or Wunderground Coffee CF SPV LLC (collectively in these Risk Factors - the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares and ultimately the use of your investment to purchase the convertible note (collectively in these Risk Factors - the "Investment") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C and Exhibits. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the Investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing product, or that the Company will be able to make a profit.

Any valuation at this stage is difficult to assess

The valuation related to the Investment was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for the Investment.

The transferability of the securities you are buying is limited

Any Shares and/or Note purchased through this Regulation Crowdfunding offering are subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold the Investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering the Investment in the amount of up to $750,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for most of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our securities below its current pricing. If so, your investment could lose value as a result of this additional dilution. In addition, even if the investment is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of the Investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Investment. In addition, if we need to raise more equity capital from the sale of equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Shares that you are buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities trusting the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Investment we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in the Investment being worth less, because later investors might get better terms.

We have the right to extend the Offering deadline and to end the Offering early.

The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the offering minimum even after the offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the offering deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the offering minimum, at which time it will be returned to you without interest or deduction, or the Company receives the offering minimum, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendar days but before the offering deadline , the Company can end the offering with 5 business days' notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

We face significant market competition

We will compete with larger, established companies who may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance our products will be preferred to any existing or new products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any securities once our management determine that we are financially able to do so. The Company has incurred a net loss. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to investors.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to work around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company. Is Dependent On Its Management and Founders to Execute the Business Plan

The Company is dependent on its management and founders to execute the business plan. The Company's operations and viability will be dependent on Jody Hall and others. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements. The loss, through untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company's Bank Account Will Not Be Fully Insured

The Company's regular bank account and the escrow account where investor's funds will be held prior to closing each have federal insurance for only up to $250,000. It is anticipated that the account balances in each account could exceed $250,000 at times. In the event that either bank should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company intends to pay distributions in the future to its investors if the Company is profitable or is acquired or goes public, there can be no assurance that cash flow and profits will allow such distributions to be made, or that an acquisition, merger or public offering will ever occur.

The Shares In This Offering Is Not Registered and Have Restrictions on Transfer.

The Shares of this Offering have not been registered under the 1933 Securities Act in reliance upon an exemption under such act. Further, the Shares are being sold pursuant to exemptions from registration in the various states in which they are being offered. There is no assurance that this Offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution of this Offering, the conduct and timing of similar offerings by the Company or its affiliates in the past and in the future, or the change of any securities laws or regulations. Further, the exemptions may not be available if the Company attempts to distribute the Shares in a manner prohibited by either federal or other applicable state securities laws. For instance, if any payments made by the Company to third parties who are not registered broker/dealers are categorized as sales commissions, the Company may lose its eligibility for certain registration exemptions. If, and to the extent, suits for rescission are brought and successfully concluded for failure to register the Shares under various state or federal securities laws, or for acts or omissions constituting certain prohibited practices under state and federal securities laws, both the capital and assets of the Company could be adversely affected, thus jeopardizing the ability of the Company to operate successfully. Further, the time of the Company's management and the capital of the Company could be expended in defending an action by investors or by state or federal authorities even where the Company ultimately is exonerated.

There is No Market for the Company's Shares

The Company has not registered, is not under any obligation to register, and does not presently intend to register the Shares with any regulatory authorities at any time in the future. Non-registration of the Shares makes the investment extremely illiquid and impairs the ability of shareholders to dispose of their holdings. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of legends affixed to the Share certificates, to dispose of the Shares, no market currently exists for the Shares or any of the Company's securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The Shares are illiquid and should be considered a long-term investment. There are substantial restrictions on the transferability of the Shares and in all likelihood, you will not be able to liquidate the investment.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Business May Be Affected by Economic Conditions.

As with all new or emerging ventures, the Company's business may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.

Management, Officers, Directors and Shareholders/Owners Have Conflicts of Interest and Affiliated Companies That Will Do Business With Company.

Management and/or executives may own, control or manage other companies or businesses that may do business with the Company. Contracts with such affiliated companies have inherent conflicts of interest and such agreements will not have been the result of arms' length negotiations or third-party bidding. Certain members of management have interests in other companies that will or may do business with Company, which may create a conflict of interest, and management of Company may agree to waive those conflicts of interest to do business with the other companies.

DUE TO THESE FACTORS, AND OTHERS DESCRIBED ELSEWHERE OR NOT PRESENTLY FORESEEN, THE PURCHASE OF THE SECURITIES INVOLVES AN EXTREME DEGREE OF RISK. THE SECURITIES SHOULD BE PURCHASED ONLY BY INVESTORS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT AND WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT.

<u>Ownership and Capital Structure; Rights of the Securities</u>

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of Better Science, LLC's holders of 20% or more of any class of voting securities as well as all officers, directors or managers (Jody Hall and Greg Bullington) and all others not in those categories as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Jody Hall	5,650,000.0000	Common Units	69.0533%
Greg Bullington	100,000.0000	Common Units	1.2222%
All Other Unitholders	2,177,083.3333	Common Units	29.7245%
Total	7,927,083.3333	Common Units	100.000%

There are a total of 10,000,000 units authorized at present in Better Science LLC. In addition to, and in some case as a part of the equity set out above, certain individuals and entities (who in some cases are employees, contractors service providers and others) have been granted restricted units or profits interests which have various conversion clauses and forfeit provisions. Some of these are based upon continued employment or continued provision of services, for example, and some do not vest until certain future occurrences such as a liquidity event happens. If any investor has more specific questions related to these issues, please review the exhibits to this Offering Statement and Form C, and inquire of Company's management additional information is required to make an investment decision.

Wunderground CF SPV, LLC has no shareholders at present, and has authorized 75,000 Shares for this Regulation Crowdfunding offering.

The Company's Securities

Better Science LLC has authorized Common Units. As part of the Regulation Crowdfunding offering, Better Science LLC is not offering any Common Units. Wunderground CF SPV, LLC has authorized Shares. As part of the Regulation Crowdfunding offering, Wunderground CF SPV, LLC is offering 75,000 Shares.

Wunderground CF SPV, LLC Shares

The amount of Wunderground CF SPV, LLC Shares authorized is 75,000 Shares with a total of 0 Shares outstanding.

Voting and Management Rights

There are no voting rights associated with Wunderground CF SPV, LLC Shares other than those reserved by Delaware law or set out in the Wunderground CF SPV, LLC Limited Liability Company Agreement and any amendments thereto. All management decisions will lie with the LLC's Manager, Better Science LLC.

Subject to the provisions of Wunderground CF SPV, LLC Limited Liability Company Agreement and except as otherwise provided by Delaware law, the business, property, and affairs of Wunderground CF SPV, LLC are managed by the Manager, Better Science, LLC and the actions of the Manager bind the Company. No shareholder of Wunderground CF SPV, LLC has any authority or right to act on behalf of or bind Wunderground CF SPV, LLC, unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

If the Shares, through the convertible note to be purchased by Wunderground CF SPV, LLC or otherwise convert to Better Science LLC Common Units, then the holders of Better Science LLC Common Units shall have extremely limited voting rights as set out in the Better Science, LLC Limited Liability Company Agreement and any amendments thereto. Better Science LLC Common Unitholders take no part in the management or control of Better Science, LLC's business, and have no right or authority to act for Better Science, LLC or to vote on matters other than the matters expressly set forth in Better Science, LLC Limited Liability Company Agreement or in under Washington law.

<u>What It Means To Be A Minority Shareholder</u>

As a minority holder of Shares of Wunderground CF SPV, LLC, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have virtually no voting rights may have rights less than those of other investors, and will have limited influence on the corporate actions of Wunderground CF SPV, LLC.

<u>Dilution</u>

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If Wunderground CF SPV, LLC decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

<u>Transferability of securities</u>

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

Better Science LLC raised its first round of financing, via the issuance of convertible notes in the aggregate amount of $3,402,500, in February 2021 and May 2021 to launch the company, build the brand, products, website and a retail cafe in Seattle.

Better Science LLC launched a second round of convertible note financing in August 2022 and, as of the launch of this Regulation Crowdfunding offering, has raised an additional $1,438,417 under the second offering, which they are using to invest in the necessary R&D, team members and product innovation for this phase of the company.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Statements, other than statements of historical facts, included in this Offering Statement and its exhibits address activities, events or developments that Better Science, LLC, Wunderground CF SPV LLC and their respective management anticipate will or may occur in the future. These forward-looking statements include such things as investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by Better Science, LLC, Wunderground CF SPV LLC and their respective management in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of the Company, including general economic, market or business conditions, changes in laws or regulations, uncertainties concerning the price of gas and oil, and other risks. See "Risk Factors." Thus, all of the forward-looking statements made in this Offering Statement and its exhibits are qualified by these cautionary statements. There can be no assurance that actual results will conform with the expectations of Better Science, LLC, Wunderground CF SPV LLC and their respective management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

The Company could operate for up to 8 months without revenue if there were no revenue incoming. However, we are revenue producing business so the runway is longer.

Foreseeable major expenses based on projections:

Foreseeable major expenses are predicated on raising capital in this offering. Therefore, no major capital expenditures will be made unless the offering is successful. If it is successful, capital expenditures will be made to increase production capabilities in an amount that is relative to the capital raised.

Future operational challenges:

The operational challenges we face are primarily production related. Given massive demand for certain products, we need to seek co-packers that can meet our growing production demand so that we can deliver products on time to our customers.

Future challenges related to capital resources:
If this offering is successful, we do not anticipate having future capital resource challenges assuming we have purchase order financing in place.

Future milestones and events:

Our next milestone is to attempt to securing purchase orders from at top tech companies for up to 2.3 million units of our ready-to-drink products in 2024 and other products to support their break room benefits and to securing a US airline to carry Brain Wash sticks and/or our ready-to-drink products in flight and in lounges in 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $235,172 and $1,103,50 of cash on hand, respectively.

As of the date of filing of this Form C, the cash on hand is approximately $300,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this offering are important to the Company's operations however the Company has the ability to utilize purchase order financing and other forms of financing so the Company is not reliant on the offering to operate the Company's business as it exists today.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As noted above, the funds from this offering are important to the Company's operations however the Company has the ability to utilize purchase order financing and other forms of financing so the Company is not reliant on the offering as to the viability of the Company's business as it exists today.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue to operate on an indefinite basis as it has for years based on revenues generated by the ongoing business if only the minimum is raised in this Offering. Also, as mentioned above, the Company has the ability to utilize purchase order financing and other forms of financing so the Company is not reliant on the offering as to the viability of the Company's business as it exists today.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will continue to operate on an indefinite basis as it has for years based on revenues generated by the ongoing business if only the minimum is raised in this Offering. Also, as mentioned above, the Company has the ability to utilize purchase order financing and other forms of financing so the Company is not reliant on the offering as to the viability of the Company's business as it exists today.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

In anticipation of larger orders, we anticipate securing short-term financing (letter of credit and/or purchase order financing) based on quarterly purchase orders and will establish lines of credit as the market allows.

Indebtedness

Better Science LLC has issued convertible notes in the amount of $4,840,917 as of the date of this Offering Statement.

Related Party Transactions

Name of Entity: Verite Ventures Holdings, LLC
Relationship to Company: Founder Jody Hall's company that owns the retail space in which Wunderground Retail Cap Hill LLC, a wholly owned subsidiary of Better Science LLC, is under a lease obligation.
Nature/amount of interest in the transaction: Verite Ventures Holdings loaned $500,000 to Wunderground Retail Cap Hill LLC.
Material Terms: To accrue interest monthly and be paid upon profitability or liquidity event.

As noted above, certain individuals and entities (who in some cases are employees, contractors service providers and others) have been granted restricted units or profits interests which have various conversion clauses and forfeit provisions. Some of these are based upon continued employment or continued provision of services, for example, and some do not vest until certain future occurrences such as a liquidity event happens.

Valuation

Pre-Money Valuation of Wunderground CF SPV, LLC: $750,000,000

Valuation Details: The valuation is based on the amount of shares to be sold to then use the funds to purchase up to $750,000.00 in a convertible note with Better Science, LLC.

Use of Proceeds

The proposed use of proceeds from the offering for Wunderground CF SPV, LLC will be to purchase a convertible note in Better Science, LLC.

The proposed use of proceeds by Better Science, LLC once the convertible note is purchased, includes:

If the target amount of $25,000 is raised, the total amount that flows into Better Science LLC, after expenses will be used for inventory fulfillment and operational expenses.

If the full maximum offering of $750,000 is raised, the total amount that flows into Better Science LLC, after expenses will be used as follows:

25% will be used to build the Company's team.
75% will be used for inventory fulfillment and operational expenses.

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds, at two funding milestones, is set out in the chart above. However, potential investors should note that this chart contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the managers of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or managers.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.wundergroundcoffee.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.InvestWunderground.com.

Investing Process

Better Science, LLC and its co-issuer Wunderground CF SPV, LLC (collectively the "Company") are offering up to $750,000.00 (the "Maximum Offering") in Shares of Wunderground CF SPV, LLC at $10.00 per Share, under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Offering") with oversubscriptions to be allocated at the Company's discretion. The Company received commitments from investors in an amount totaling the Minimum Offering before April 8, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments had not equaled or exceeded the Minimum Offering by the Offering Deadline, no Securities would have been sold in the Offering, all investment commitments wound have been cancelled and all committed funds would have been returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The Offering is being made through Rise Up Crowdfunding Portal LLC (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Shares are issued.**

The Company will notify investors when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to the Investors. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from Investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

Investors will be notified via e-mail of the issuance of their Shares when compliance is complete and a closing takes place involving their investment. All Shares are held in book entry form and no certificates will be issued.

The price of the Shares was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $250.00.

NEITHER RISE UP CROWDFUNDING LLC, THE INTERMEDIARY, NOR ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C
FINANCIAL STATEMENTS

BETTER SCIENCE, LLC AND SUB

(a Washington limited liability company)

Unaudited Consolidated Financial Statements

For the calendar years ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 29, 2023

To: Board of Managers, BETTER SCIENCE, LLC and Subsidiary

Re: Financial Statement Review

We have reviewed the accompanying consolidated financial statements of BETTER SCIENCE, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2022 and 2021, and the related consolidated statements of operations, members' equity/deficit and cash flows for the calendar year periods ended December 31, 2022 and 2021, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BETTER SCIENCE, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
As of December 31, 2022 and 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 235,172	$ 1,103,508
Accounts receivable	11,052	0
Inventory	233,482	220,789
Other current assets	90,594	41,518
Total current assets	570,300	1,365,8156
Fixed assets, net of accumulated depreciation	761,922	774,568
Intangible assets	5,085	2,085
Total Assets	$ 1,337,308	$ 2,142,469
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 0	$ 51,801
Other current liabilities	91,083	43,644
Total Current Liabilities	91,083	95,445
Notes payable and accrued interest	499,145	480,581
Convertible notes payable	3,882,500	3,402,500
Total Liabilities	4,472,729	3,978,526
MEMBERS' EQUITY		
Membership interest	0	0
Retained deficit	(3,135,420)	(1,836,057)
Total Shareholders' Equity	(3,135,420)	(1,836,057)
Total Liabilities and Members' Equity	$ 1,337,308	$ 2,142,469


BETTER SCIENCE, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
For calendar years ended 2022 and 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2022	2021
Revenues, net of returns and allowances	$ 888,705	$ 208,855
Less: cost of goods sold	610,194	210,313
Gross profit	278,511	(1,458)
Operating expenses		
Payroll	617,306	811,114
Operating costs	367,409	425,050
Selling, general and administrative	177,646	208,112
Marketing	384,302	363,504
Total operating expenses	1,546,664	1,807,780
Net Operating Income (Loss)	(1,268,153)	(1,809,238)
Depreciation (expense)	(12,646)	(12,646)
Interest income (expense)	(18,564)	(14,174)
Net Income (Loss)	$ (1,299,363)	$ (1,836,057)

BETTER SCIENCE, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For calendar years ended 2022 and 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interest	Retained Earnings/(Deficit)	Total Owners' Equity
Balance as of January 1, 2022	**$ 0**	**$ 0**	**$ 0**
Net loss		(1,836,057)	(1,836,057)
Balance as of December 31, 2022	**$ 0**	**$ (1,836,057)**	**$ (1,836,057)**
Net loss		(1,299,363)	(1,299,363)
Balance as of July 31, 2023	**$ 0**	**$ (3,135,420)**	**$ (3,135,420)**

BETTER SCIENCE, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For calendar years ended 2022 and 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2022	2021
Operating Activities		
Net Income (Loss)	$ (1,299,363)	$ (1,836,057)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	12,646	12,646
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	(11,052)	0
(Increase) decrease in other current assets	(49,076)	(41,518)
(Increase) decrease in inventory	(12,693)	(220,789)
Increase (decrease) in accounts payable	(51,801)	51,801
Increase (decrease) in other current liabilities	47,439	43,644
Net cash used in operating activities	(1,363,900)	(1,990,273)
Investing Activities		
Acquisition of fixed assets	0	(787,214)
Acquisition of intangible assets	(3,000)	(2,085)
Net cash used in operating activities	(3,000)	(789,299)
Financing Activities		
Proceeds from the issuance of convertible notes	480,000	3,402,500
Proceeds from the notes payable and accrued interest	18,564	480,581
Net change in cash from financing activities	498,564	3,883,081
Net change in cash and cash equivalents	(868,336)	1,103,508
Cash and cash equivalents at beginning of period	1,103,508	0
Cash and cash equivalents at end of period	$ 235,172	$ 1,103,508

NOTE 1 – NATURE OF OPERATIONS

BETTER SCIENCE, LLC and subsidiary (which may be collectively referred to as the "Company", "we," "us," or "our") was organized in Washington on October 24, 2019. The Company operates a coffee café in the Capitol Hill area of Seattle, Washington through its wholly owned subsidiary.

Better Science LLC wholly owns all the membership interest in Wunderground Retail Cap Hill LLC, a Washington limited liability company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Principles of Consolidation
For the fair presentation of the consolidated financial position and financial activity of the Company, relevant intercompany items and investment accounts have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. In 2020, the world economy suffered a global slowdown while dealing with the COVID-19 pandemic. The Company's business may also be affected during this time and the ensuing years of higher inflation and economic slowdown.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $235,172 and $1,103,508 of cash on hand, respectively.

Fixed and Long-Lived Intangible Assets

Property, equipment and intangible assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method based on the useful life of software, patents and copyrights. Other intangibles such as goodwill are not amortized but rather tested for impairment. Amortization of software development costs are discussed below.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2022 and 2021, the Company had $761,922 and $774,568 of net fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its mushroom based coffees and teas. The revenue is recorded when the products are sold to the end customer.

Accounts Receivable
Typically, sales of the Company's products are done through point-of-sale systems and collecting cash up front. If applicable, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 and 2021, the Company had $11,052 and $0 accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has issued convertible notes to investors. These amounts, and the accrued but unpaid interst, have been recorded as long-term liabilities of the Company. The instruments accrues interest at the rate of 4 percent per annum and allow the holder to convert the face value and accrued but unpaid interest into equity at 80 percent of the price paid by investors in a qualified financing event (or a valuation cap of $12,000,000).

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its partnership income tax return for the period ended December 31, 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2022 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has issued 7,927,083.33 units of its membership interest. Only the founder and chief executive, Ms. Jody Hall beneficially owns more than 10 percent of the equity of the Company on a fully diluted basis.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have any transactions among related parties aside from those occurring within the normal course of business.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities in an offering exempt from registration.

Management's Evaluation
Management has evaluated subsequent events through September 29, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

WUNDERGROUND COFFEE CF SPV, LLC

(a Delaware limited liability company)

Unaudited Financial Statements

For the inception period of September 5, 2023 through September 30, 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 2, 2023

To: Board of Managers, WUNDERGROUND COFFEE CF SPV, LLC

Re: 2023 inception Financial Statement Review

We have reviewed the accompanying financial statements of WUNDERGROUND COFFEE CF SPV, LLC (the "Company"), which comprise the balance sheet as of September 30, 2023, and the related statements of operations, changes in members' equity/deficit and cash flows for the inception period from September 5, 2023 through September 30, 2023, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

WUNDERGROUND COFFEE CF SPV, LLC
BALANCE SHEET
As of September 30, 2023
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	Sep 30, 2023
Current Assets	
Cash and cash equivalents	$ 0
Other current assets	0
Total current assets	0
Total Assets	$ 0
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ 0
Total Current Liabilities	0
Total Liabilities	0
MEMBERS' EQUITY	
Membership interest	0
Total Members' Equity	0
Total Liabilities and Shareholders' Equity	$ 0

WUNDERGROUND COFFEE CF SPV, LLC
STATEMENT OF OPERATIONS
For inception period from September 5, 2023 through September 30, 2023
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Sep 5, 2023 – Sep 30, 2023
Revenues, net	$ 0
Less: cost of goods sold	0
Gross profit	0
Operating expenses	
Other general and administrative	0
Total operating expenses	0
Net Operating Income (Loss)	0
Tax (provision) benefit	0
Net Income (Loss)	$ 0

WUNDERGROUND COFFEE CF SPV, LLC
STATEMENT OF MEMBERS' EQUITY
For inception period from September 5, 2023 through September 30, 2023
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interest	Retained Deficit	Total Shareholders' Equity
Balance as of September 5, 2023 (inception)	**$ 0**	**$ 0**	**$ 0**
Net Income (Loss)		0	0
Balance as of September 30, 2023	**$ 0**	**$ 0**	**$ 0**

WUNDERGROUND COFFEE CF SPV, LLC
STATEMENT OF CASH FLOWS
For inception period from September 5, 2023 through September 30, 2023
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Sep 5, 2023 – Sep 30, 2023
Operating Activities	
Net Income (Loss)	$ 0
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Changes in operating asset and liabilities:	
None	0
Net cash used in operating activities	0
Investing Activities	
None	0
Net cash used in investing activities	0
Financing Activities	
None	0
Net change in cash from financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

WUNDERGROUND COFFEE CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
As of and for the inception period from September 5, 2023 through September 30, 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

WUNDERGROUND COFFEE CF SPV, LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of Delaware on September 5, 2023 and is a company formed for the purposes of running a crowdfunding campaign and acquiring an equity interest in Better Science LLC.

Since inception, the Company has not conducted any business. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9), if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 30, 2023, the Company had $0.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of September 30, 2023, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be in early-stage fundraising to acquire an equity interest in Better Science LLC.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023 and has not yet conducted any commercial activity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its partnership income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company's equity is denominated in membership units. These membership units will be offered in a crowdfunding offering.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the loans that the shareholders of the Company have extended to the Company to cover operating and set-up costs. The Company has recorded these loans as a current liability.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2023, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal or broker-dealer. The receipt of funds from the Regulation CF offering will be used to acquire an equity interest in Better Science LLC, a Washington limited liability company based in Seattle, Washington.

Management's Evaluation

Management has evaluated subsequent events through October 2, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C
PROFILE SCREENSHOTS



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Wunderground Coffee
Seattle, WA

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Invest in Coffee 2.0: Great tasting coffee that adds wellness to your ritual - from an A-Team of former Starbucks executives.

wundergroundcoffee.com 🔗 Social: 🇫 📷 in 🐦 Follow 💜

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Highlights

1 Revenue is growing - 2023 total revenue is up 60% Y/Y.

2 Top global tech companies expected to drive 4-5x 2023 revenue, bringing Wunderground brand, coffee and beverages into their office break rooms and beverage coolers–with purchase orders (POs) in hand and more coming.

3 To give a sense of scale, the first big tech company PO for 65 break rooms is $515,000 for Q1 (Note: This first PO is more than 33% of 2023 revenue). On target to secure products in 750 tech company break rooms in 2024.

4   Award-winning "Best Tasting Mushroom Coffee" by Gear Patrol, Women's Health, Forbes and thousands of customer reviews (9 out of 10 are 5-Star!)

5   Incredibly experienced leadership team with roots in the early-stage foundation of Starbucks in the late 80's, early 90s. Founder has started two prior companies–one with a successful exit, another that still thrives 20 years after founding.

Business Overview

Wunderground is coffee 2.0. We roast gorgeous coffee beans and enhance them with powerful adaptogenic mushroom extracts to help us feel better, without compromise on taste. The coffee you love with the benefits you feel. We make wellness as easy as drinking your coffee.



Wunderground has two distinct specialty coffee offerings - **Brainchild** (coffee with mushrooms to support cognitive function, focus, and energy) and **Hocus Pocus** (coffee with mushrooms to support mood uplift and immunity.) Both varieties are available in ground or instant and Brainchild is available as whole bean infused coffee, as well.

For those who prefer tea, **Dream Supply** is an herbal chamomile lemon tea that contains mushrooms that support calm and better sleep cycles.

Most recently, we launched our **Brain Wash™** Adaptogen SuperBoost, a potent combination of 4 kinds of mushrooms that can be added to espresso drinks, coffee and smoothies. Coming in January 2024, we're launching our Brain Wash ready-to-drink SuperBoost Oat Latte.

Check out our Investment Perks page for perks by investment level.

Wunderground's Vision & Mission

Anchored in coffee, enhanced by mushrooms, Wunderground was founded to help combat the new normal of stress and worry – to help us feel and perform better – through the daily ritual of coffee.

Powerful concentrates of superfood adaptogenic mushrooms are combined with obsessively sourced and roasted coffee bringing wellness without compromising taste. Benefits from our mushrooms include improved cognition & focus, decreased anxiety, uplifted mood, boosted immunity and support for better sleep cycles. **In a word – balance.**

We're passionate about improving mental health, which is one of the key reasons Wunderground was founded. Not only do we aim to create the most effective product on the market, but we have also pledged to give 5% of profits to innovative treatments that positively impact the mental health crisis.

Side Bar: What's an adaptogen?

Adaptogens are naturally occurring biological compounds found in plants or fungi that help us adapt to stress and keep our body in balance. Also called superfoods or nootropics, the mushroom extracts we use have been a part of wellness and medicine for over 2,000 years in Eastern cultures.



Wunderground uses four adaptogenic mushrooms in our products:

- **Chaga**: Boosts energy, fights fatigue from adrenal overload, helps maintain a healthy gut, packed with beta-glucans to keep hormones balanced and improve absorption of essential nutrients and antioxidants.
- **Cordyceps**: Balances hormones, reduces free radicals and inflammation, boosts energy and athletic performance
- **Reishi**: Beta-glucans that aid in digestion, eases anxiety, supports sleep cycles, promotes nerve growth in the brain
- **Lion's Mane:** Aids with memory loss, focus and cognition, emotional regulation, balancing out stressors in the adrenal system.

"Wunderground is on the forefront of bringing these beneficial compounds to households across the country and to me as a public health physician, that supports population health - the 'WE' of wellness."

- Dr. Arti Chandra, MD, Master of Public Health (MPH), IFM Certified Practitioner

---

Our Unique Position

We're positioned in the center of multiple cultural trends. As people are returning to work, stress and anxiety are at an all-time high. At the same time, health and self-care have become the new luxury and mushrooms have taken center stage as a key superfood that helps people feel and perform better, and achieve balance.

Our aim: Let's use our expertise in coffee to make wellness as easy as drinking your coffee. Delicious coffee that you'll love, with health benefits you'll feel.


WUNDERGROUND
Wunderground is uniquely positioned in the center of multiple cultural trends.
Work is being redefined
Wunderground targets high performance, high stress workers in new environment.
Stress and anxiety are epidemic
Wunderground helps us regulates cortisol, stress and even caffeine to help us perform better.
WUNDERGROUND
Mushrooms are the new superfood
Wunderground has the most delicious and effective products.
Health is the new luxury
Wunderground meets the moment for massive growth to enhance wellness thru daily ritual

The Problem

Mushroom-infused coffees and beverages are growing in popularity, but they don't taste great and honestly, many don't have enough mushrooms to provide real benefits. The tricky part is that we're hard core coffee snobs. We only wanted to create Wunderground if we could achieve two things:

#1: Great Taste

Let's be honest – our competitors' products don't taste good. We needed our coffee to taste as good as the best micro-roasters. We obsessed over this – playing with roast, different coffee origins and sourcing premium beans to dial in great taste while eliminating bitter notes of our potent mushroom extracts.



Over 30,000 samples of Wunderground have been shared via our retail location at Seattle-Tacoma Airport in Seattle, WA. The most common feedback is that people can't believe how great the coffee tastes.

#2: Feel Better

We want our customers to *feel the benefits* of these potent superfoods so it's imperative that we provide high quality and concentration of mushrooms so that our customers really do feel a difference - less stress and anxiety, fewer jitters, more focus, better health.

The Results:

Wunderground is heralded as the best tasting mushroom coffee by Gear Patrol and others. Each 12 oz cup is made with 2-4 grams of organic fruiting body mushrooms - more than a typical supplement dose! There are a LOT of shortcuts out there. That's not us. The best way for us to measure our success is through customer reviews. 9 out of 10 reviews are 5-Star. We are confident we've nailed it.




★ ★ ★ ★ ★

Better than expected

The flavor is amazing, but the best part is that the benefits of these mushrooms is absolutely real. My expectations were blown out the door!

Tony I, verified customer




★ ★ ★ ★ ★

Wow Wunderground just Wow!

I really enjoy this switch, the taste is fantastic. It is better then "the coffee place seattle is known for" lol. I have tried other mushroom coffees and this one is by far the best flavored one out there. I don't find myself crashing in the afternoon as I used to and I am more steady and balanced throughout my day!

Cher L, verified customer

Our Innovation

Our innovation is in 3 areas: product innovation, Go To Market (GTM) innovation, Direct to Consumer (DTC) innovation.

Product Innovation

Whole Bean Coffee Infused with Mushroom Extracts: We cracked the code on infusing coffee beans with mushroom extracts - in fact, we're pulling espresso shots with it at our Seattle cafe and it's incredible! Offering whole bean coffee opens up markets that our competitors can't reach: at-home coffee geeks who want to control the grind of their coffee and food service accounts that use whole bean in their bean-to-cup machines.

Ready-to-Drink (RTD): We're first to market with a truly delicious RTD Brain Wash™ SuperBoost Oat Latte, infused with four types of adaptogenic mushrooms intended to support focus and energy. Not only does this drink pack a potent punch with 5000mg of fruiting body mushrooms, but the taste is incredible. It was crafted by Hannah Su, the chemical engineer / food scientist who commercialized Starbucks' Via, and Bottled Frappuccino (which dominates 70% of a $3.5B RTD coffee category.) We have lightning in a bottle with this product, just you wait!

GTM Innovation

Distribution Innovation into Tech companies via Food Service: Months after our DTC website launch, we heard from SIX of the top global tech companies (the big ones!) who wanted to bring Wunderground into their offices as a benefit for their employees. Premium amenities are top of mind for these organizations as they think about attracting workers back to the office, employee retention, and mental health benefits for their teams. On average, these tech companies have 400 kitchenettes at their headquarter location alone, along with 20-40 satellite offices across the US, each having between 20-100 kitchenettes. Kitchenettes are the places in these offices where they brew coffee and feature beverage coolers full of RTD beverages for employees. They want Wunderground for both.

This massive and unique market opportunity feels as though it were made just for us. None of our competitors are positioned for this space. Our supply chains and manufacturing are well positioned for the scale this brings. We have the right relationships with decision makers inside these companies. We launched filter coffee and Brain Wash SuperBoost at Meta & Google headquarters and are actively expanding the opportunity.

"This is such a rich opportunity - especially for a startup like Wunderground. To have these companies bring you to the table is massive - and not just in sales - but also in massive awareness and trial of Wunderground."

- Jim Alling, Former President of Starbucks North America and Wunderground Investor

---

Tech workers are among the smartest, most coveted consumers who will be drinking Wunderground, learning about the benefits of mushrooms through the brand and spreading the gospel to their friends and family. We're honored to be at the table for this opportunity.

To get a sense of the scale, here's the breakdown of the potential revenue from a single kitchenette:

Product	Revenue from ONE Kitchenette
Filter Coffee / Bean to Cup	$1,000 / month
Ready to Drink in beverage coolers	$1,000 / month
Brain Wash Latte Booster Sticks	$750 / month
TOTAL POTENTIAL KITCHENETTE REVENUE	**$2,750 / month** **$33,000 / year**

Multiply that by a conservative estimate of 500 kitchenettes:

Total Number of Kitchenettes	500
TOTAL POTENTIAL REVENUE OPPORTUNITY	**$1,375,000 / month** **$16,500,000 / year**

DTC Innovation

DTC Innovation

The visibility we get at tech company kitchenettes helps us build brand awareness and trial, one cup at a time. We have proven that with the right mix, we are able to convert these customers into our DTC channels in an authentic, win-win way. Rather than focusing on high levels of media spend in an environment where Customer Acquisition Cost (CaC) is astronomically high, we are able to focus on converting people to customers through trial at their workplace. And we already know (through our retail locations) that once people try Wunderground, they love it and become ecommerce customers.

For example, our SeaTac Airport location is sampling 300 cups a day and is adding 50-100 names a day to our DTC database. Of the contacts that convert to purchase, 27% are going straight to subscription. This is a massive hack that provides us with an X-Factor to quickly and efficiently scale in DTC. We believe this will drive demand in grocery and big box retail, which is favorable position versus trying to build brand in these channels. Once enough demand is built up, we plan to launch grocery and big box retail.



Wunderground's whole bean coffee can be used to pull espresso shots but can also be used in the bean-to-cup machines located in most offices worldwide.

Our Team

Our success is driven by a team of passionate experts with decades of experience in the coffee industry. Our coffee expertise is unparalleled, with key members having spent years at **Starbucks, Stumptown, Verve and others,** mastering the art of sourcing, roasting, and flavor development.

Wunderground Founder & CEO, Jody Hall is a three-time entrepreneur, and brings 10 years of experience in operations and marketing at Starbucks during their growth stage (1989-2000). She cherry-picked an incredible team along with investors and advisors - many coming from C-level leadership from Starbucks.

Wunderground's Head Formulator comes from Starbucks and built bottled Frappuccino as well as Starbucks Via Instant Coffee. Our Head of Operations has a long history of building roasteries, managing supply chains, quality and innovation.

Some of our key advisors include:

• Howard Behar - former COO of Starbucks

• Mary Wagner, former chief of R&D Starbucks

• Craig Russell, former SVP supply chain and quality at Starbucks

• Jim Alling, former President of Starbucks North America

• Eric Hoest, VP Stumptown Coffee; CFO Brew Doctor Kombucha

Our investors and advisory board also includes luminaries like Dr. Arti Chandra (MD, MPH and IFM Certified Practitioner), Tim Keck (founder of Savage Love, The Stranger and The Onion) and Mike McCready from Pearl Jam.



Wunderground Founder & CEO Jody Hall at Wunderground Cafe in Seattle's Capitol Hill location



Jody Hall (Founder & CEO, Wunderground Coffee) and Howard Schultz (Former Chairman & CEO of Starbucks) representing Starbucks at Lilith Fair in 1998.

The Market

Coffee is the 2nd most traded commodity in the world. It's the most ritualistic beverage in the world. Our goal is to create coffee 2.0, that adds wellness to your everyday routine. There is a lot of momentum in this space:

• The US coffee market is $27.06bn in 2023 and is expected to grow to $32.44bn by 2028 - **a CAGR of 3.69%**

• The US functional mushroom market was $15.3bn in 2022 and is expected to grow to $23.3bn in 2030 - **a CAGR of 10.1%**

• The US functional mushroom coffee market was at $532m in 2023 and is expected to grow to $786m in 2030 - **a CAGR of 5.0%**

Competition

First and foremost, we firmly believe Wunderground has the best tasting option among all competitors. We feel our competitors lack the expertise, sourcing and experience to work with roast and origin varietals to build an excellent cup and mask the off-putting flavors mushrooms can add.

Additionally, we're going to market in a very different way from our competitors. Competitors are focused on grocery and Direct to Consumer (DTC). The areas we are focusing on (tech offices, airlines, music events, colleges) is a complete greenfield opportunity for us and we are uniquely suited to capitalize on this opportunity with our coffee-savvy leadership, mushroom expertise, and manufacturing and distribution strategies.

Traction to Date + Press

Wunderground has been gaining significant traction, with mentions in notable publications like Gear Patrol and Women's Health. Our B2B growth is also soaring with partnerships with industry tech giants. We've made waves as the first choice for airport coffee, and our projections show an impressive 67%+ growth in direct-to-consumer sales for 2H 2023 and DTC subscriptions are up 3x since January 2023.



GEAR PATROL — "Voted best tasting mushroom coffee."

Women'sHealth — "Delish enough to replace your go-to!"

Forbes — "Poised to change the way the world thinks about coffee."

Leafly — "Surprised at the low acidity of the coffee and the lack of jitters."

We have exciting plans on the horizon, including the launch of our Ready-to-Drink (RTD) product in January 2024, targeting beverage coolers at tech companies, served on airlines and music festivals. This expansion requires funding to support sustainable packaging and further innovation.

Key Milestones

April 2023: Brainchild Whole Bean Infused Coffee is launched, leveraging our proprietary methodology of infusing whole coffee beans with concentrated mushroom extracts. This product got a warm welcome from coffee geeks who want to control the grind of their beans, but also want the health benefits provided by mushrooms.

May 2023: Wunderground is selected from over 50 applicants to have a **retail space at Seattle-Tacoma International Airport**, the 8th largest airport in North America.

June 2023: Six global tech companies show inbound interest in bringing Wunderground to their campuses as part of Return to Work initiatives.

July 2023: Brain Wash™ is brought to market - our powdered mushroom latte booster with off-the-charts popularity at our Seattle cafe. Brain Wash contains all four of the mushrooms we use at Wunderground and can be added to any espresso drink, tea, or smoothie. Top 3rd Wave Coffee Roasters are bringing Brain Wash to their customers via their cafes and wholesale.

January 2024: Our **Ready to Drink (RTD) Brain Wash SuperBoost Oat Latte** launches. POs are already in hand for multiple tech campuses.

Prior Funding

We raised our first round of $3,402,500, in February 2021 and May 2021 to launch the company, build the brand, products, website and our retail cafe in Seattle. We closed a second round of convertible note financing in November 2022 raising $1,608,417 which they are using to invest in the necessary R&D, team members and product innovation for this phase of the company.

Join Us On Our Journey!

Wunderground is an early stage investment opportunity that adds wellness to the most ritualistic beverage in the world to help us better cope with the new normal of stress and worry. Join us and invest today with Wunderground! As an investor, you'll be joining a community of like-minded individuals who share our vision for a better, balanced future. We'll lean into our investor community to get feedback on new products, to help us spread the word and share ideas for growth opportunities for us. Help us bring wellness, sustainability, and excellent coffee to the world by investing in Wunderground today.

Check out our Investment Perks page for perks by investment level.

Together, let's create a powerful movement of positive change. Join us on this journey towards a more balanced, healthier future.



Invest $1,000+ and recieve:

All of the above, plus:

• **Big Brain Energy Bundle (Ground):** Our newest bundle! 12-oz bag of Brainchild Ground Coffee + 30 serving pouch of Brain Wash Latte Booster



Invest $5,000+ and recieve:

All of the above, plus:

• **Mush Love Tote Bag** designed by PNW artist Rosie Ferne

• **(3) 9-Day Challenge Boxed Sets** to gift to your friends and family. Share the wunder!



Perks

Invest $250+ and recieve:

- **Updates:** Our investers always recieve ongoing updates and communications on Wunderground's progress and key initiatives

- **3-Pack Sampler of Wunderground Instants** (Brainchild Coffee, Hocus Pocus Coffee, Dream Supply Tea)

- **Mx Mushie Sticker**

- **Early access** to new products as they become available



Invest $500+ and recieve:

All of the above, plus:

- **9-Day Challenge Boxed Set (Instants):** 10 servings each of our Brainchild Coffee, Hocus Pocus Coffee and Dream Supply Tea. Just add water and feel better in 9 days.



Invest $10,000+ and recieve:

All of the above, plus:

• **Monthly Subscription** to a single product of your choice!

SUBSCRIPTION COFFEE
Sip. Wunder. Repeat.

Invest $25,000+ and recieve:

All of the above, plus:

• Join us for a **taping of the Mush Love Podcast**, featuring Tim Keck - Founder of The Onion, The Stranger, Co-Founder of Savage Love and Wunderground Coffee Investor



Risks

Please review the risks set out in the issuer's Form C.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FAQ

Why are you using Regulation CF/equity crowdfunding for your securities offering?

We want to invite coffee lovers, mushroom lovers, health-conscious people and others to be a part of our company and to help the company and our brand grow. By doing so, you can help us become a community of people pulling together to spread the word about our great company and products. We could have raised all capital we need from other sources alone, but that is not what we are about. We want as many people like you to join us as possible in our efforts to make this company and our brand and products great and to have a chance to earn profits in the future.

How do I make an investment in Wunderground Coffee?

After you have read the offering page, Form C, the educational materials and you have done any additional due diligence, just fill out the form when you click the "Invest" button. In the online form (which is much like opening an account on Amazon or any other e-commerce site) we'll ask for some additional information to identify you (as required by federal securities law) such as your SSN and date of birth. We've tried to make the process as simple as possible, but if you have any questions feel free to email us at investors@wground.co.

How much does the investment cost?

The minimum investment is $250.00.

Is this investment risky?

Yes. All investments are inherently risky and early-stage investments are generally considered more high risk than many other established businesses. That's why it's so important that before you invest in any offering, you do your own due diligence so you understand not only the business and investment, but also the risk factors specific to our company. Also, read the educational materials on the Rise Up Crowdfunding website. If you cannot afford to lose the money you plan to invest if things do not work out as the company hopes, you should not invest. Read and understand the documents and talk to your own advisors before you invest.

What is the investment process?

Just click on the "Invest" button and fill in the blanks. The entire process takes about 10-15 minutes, and is much like opening an account on Amazon or any other e-commerce site. We'll ask for some additional information to identify you (as required by federal securities law) such as your SSN and date of birth. You have to electronically sign some forms to make it legal. We've tried to make the process as simple as possible, but if you have any questions feel free to email us at investors@wground.co.

Can I buy shares as a gift for someone else?

Because of compliance procedures we must perform on all investors and certain limitations as to transferring Regulation CF shares, we cannot allow you to buy shares as a gift for someone else. However, after you have purchased shares and they have been issued to you it is possible in some circumstances to give those shares as a gift to certain people, but we cannot help you to do so.

What is crowdfunding?

Some people refer to the way we are raising capital (and how we allow you to invest!) as "crowdfunding." Put simply: crowdfunding is raising funds from a crowd of people. The term might be new, but the concept is not – if you've ever thrown in $5 toward an office party, you have witnessed crowdfunding in action. The term "crowdfunding" generally applies to using the internet as a means of raising money online by collecting (relatively) small amounts of money from a large number of people.

How does the investment in Wunderground Coffee work?

When you invest, you are buying ownership in Wunderground Coffee CF SPV LLC, which will then take all of the money invested and on a dollar-for-dollar basis purchase a convertible note in Better Science LLC. Each dollar you invest will buy one dollar of this convertible note.

What is Better Science LLC?

Better Science LLC is the formal company name for the Wunderground Coffee brand. Wunderground is the product name and a trade name, but the actual company name that owns the brand and trade name is Better Science LLC.

What is Wunderground Coffee CF SPV LLC?

Wunderground Coffee CF SPV LLC is a "crowdfunding vehicle" which is an SEC-authorized way of managing a Regulation Crowdfunding cap table.

CF stands for Crowdfunding, SPV stands for Special Purpose Vehicle (a term used often by venture capitalists to consolidate a pool of capital to invest in a company) and LLC is a Limited Liability Corporation (the type of business structure we are for tax and liability purposes)

When you invest, you are buying ownership in Wunderground Coffee CF SPV LLC, which will then take all of the money invested and on a dollar-for-dollar basis purchase a convertible note in Better Science LLC. Each dollar you invest will buy one dollar of this convertible note. This allows us to have only one entry on the cap table rather than hundreds, or thousands of entries. We believe this is in our company's and our investors' best interest, as some potential acquirers of the company as well as some venture capital firms who may later invest often do not want to buy or invest in companies that have a cap table with thousands of shareholders listed. To understand all of the details of your investment through Wunderground Coffee CF SPV LLC, please read our Form C and the attachments.

What is a convertible note?

A convertible note is a common method of investment into early-stage private companies. It is a debt instrument often used by angel or seed investors looking to fund an early-stage startup that has not been valued explicitly. After more information becomes available to establish a reasonable value for the company, convertible note investors can convert the note into equity.

How does the convertible note in this investment work?

When you invest in Wunderground Coffee, you are buying ownership in Wunderground Coffee CF SPV LLC, which will then take all of the money invested and on a dollar-for-dollar basis purchase a convertible note in Better Science LLC. Each dollar you invest will buy one dollar of this convertible note. The convertible note itself (which you can read and review as part of our Form C filed with the SEC). The primary terms of the note are:

♦ The note earns 4.0% simple interest on an annual basis starting on the note's date of original issuance and continuing until repayment of the Note or conversion into equity

♦ The note's maturity date will be the 30th month anniversary of the note's date of original issuance.

♦ If we have a "Qualified Financing" prior to the maturity date, then, effective upon the closing (or first in a series of closings) of the Qualified Financing, the note will be automatically converted into a number of equivalent units determined by dividing outstanding balance of the note by the "Conversion Price" rounded down to the nearest whole unit. Conversion Price means 80% of the price per unit paid by investors in the Qualified Financing.

♦ If, prior to the conversion or repayment of the note, we undergo a "Change in Control" then, effective upon the Change in Control, the outstanding balance of the note will automatically be converted into the number of common units of our company as determined by dividing such outstanding balance by the "Liquidity Price" rounded down to the nearest whole unit. Liquidity Price means the price per unit equal to the fair market value of the common units at the time of a Change in Control, as determined by reference to the purchase price payable in connection with such Change in Control, multiplied by 80%.

What role do Stripe, Enterprise Bank & Trust and Dealmaker play with Rise Up Crowdfunding and Wunderground Coffee?

Rise Up Crowdfunding has partnered with Stripe, Enterprise Bank & Trust and Dealmaker to provide escrow and payment processing technology solutions. As a FINRA licensed funding portal, Rise Up Crowdfunding is required to have a "Qualified Third Party" hold funds in escrow during the investment process. They also wanted to make it easy to invest on their platform using credit cards, debit cards, bank-to-bank transfers (ACH) as well as wire transfer so they partnered with these three companies to provide the technology needed to do all of those things. If you see their names in the investment process or at any time when you are making an investment, no need to worry - they are working with us and Rise Up Crowdfunding to bring you the best online experience possible.

How much does it cost to invest in Wunderground Coffee?

It costs $10.00 per share, with a minimum investment of $250 for 25 shares of Wunderground Coffee CF SPV LLC, which will then take all of the money invested and on a dollar-for-dollar basis purchase a convertible note in Better Science LLC.

What do I get for my investment?

You get shares of Wunderground Coffee CF SPV LLC which will then take all of the money invested and on a dollar-for-dollar basis purchase a convertible note in Better Science LLC. For each $10.00 you invest, you receive one share of Wunderground Coffee CF SPV LLC.

You also get the "perks" we are giving away for the level you invest at. Perks will be sent out after all funding is in place. Check out the perks here.

For example, everyone who invests the minimum $250 gets a 3 pack sampler of our instant coffee and tea, our Mx Mushie Sticker, early access to new products as they are available, and regular ongoing updates about the company exclusive to our investors.

The more you invest, the more shares you get, and the more perks you get!

How do I get a return on my investment?

The shares of Wunderground Coffee CF SPV LLC you purchase entitles you to, on a dollar-for-dollar basis, part of a convertible note in Better Science LLC. The note earns 4.0% simple interest on an annual basis starting on the note's date of original issuance and continuing until repayment of the note or conversion into equity. The note's maturity date will be the 30th month anniversary of the note's date of original issuance. If Better Science LLC has a "Qualified Financing" prior to the maturity date, then, effective upon the closing (or first in a series of closings) of the Qualified Financing, the note will be automatically converted into a number of equivalent units of Better Science LLC determined by dividing outstanding balance of the note by the "Conversion Price" rounded down to the nearest whole unit. Conversion Price means 80% of the price per unit paid by investors in the Qualified Financing. If, prior to the conversion or repayment of the note, Better Science LLC undergoes a "Change in Control" then, effective upon the Change in Control, the outstanding balance of the note will automatically be converted into the number of common units of Better Science LLC as determined by dividing such outstanding balance by the "Liquidity Price" rounded down to the nearest whole unit. Liquidity Price means the price per unit equal to the fair market value of the common units at the time of a Change in Control, as determined by reference to the purchase price payable in connection with such Change in Control, multiplied by 80%.

You're investing at an early stage in our company. Just like early stage investments made by venture capitalists, investment banks and private equity firms, you are investing now to hold on to your equity in Wunderground Coffee CF SPV LLC (and if there is conversion, then your equity in Better Science LLC for the foreseeable future while we continue to attempt to grow the company and to make a profitable business. We do not have any immediate plans to pay a dividend to our unitholders in the immediate future. It is possible that we will sell all or part of the company at some point, will take the company public or that the company itself will be acquired. If any of those things happen, you could get paid a return on your investment, just like all of the investors. In the meantime, you can sell your equity in Wunderground Coffee CF SPV LLC after one year, but you will have to find a purchaser yourself as the shares will not be listed on any exchange, so there is no open marketplace for your equity. You would also have to comply with state and other securities laws to sell your equity at that time, and there are limits to you being able to sell the equity in the Wunderground Coffee CF SPV LLC company agreement.

<u>Why do I have to give my social security number and date of birth to invest?</u>

Federal and state securities laws require the funding portal to verify your identity and to do certain compliance tests behind the scenes when you apply to invest. While we would prefer to not have to ask you for this information, Rise Up Crowdfunding and/or our broker-dealer cannot do what federal law requires them to do unless we get that information from you. As an investor in our company, we want you to understand that we take the legal aspects of our job very seriously, and that we do our best to comply with all laws that apply to us, including these.

We wish we didn't have to ask for your private information but because we are following the rules of Regulation Crowdfunding, we are responsible for verifying the identity of each investor. This is required under U.S. federal law to prevent terrorist financing and money laundering. Think of it just like if you opened a bank account… you have to prove to the bank who you are or they will not open an account for you.

When you provide your private information to us, Rise Up Crowdfunding and/or our FINRA licensed broker-dealer use it to verify your identity through a secure link to an established third party verification service. Many people have the same or similar names, but no two people can have the same date of birth and social security number.

As an investor, we hope you understand that following these rules is very important to all of us at Wunderground Coffee. That's the responsible thing to do to protect all of us, and you as an investor.

Here's what we need from you in addition to the information you would have to give any online company (like Amazon, or Facebook) to open an account, and why we have to collect it or you cannot legally become an investor in our company:

1. Your date of birth and social security number or other national ID number. Securities laws require us to verify your identity and to do certain compliance tests behind the scenes when you apply to invest. The only way they can verify you are who you say you are is by checking these two things.

2. Your income and net worth if you are not an accredited investor.

While none of us at Wunderground Coffee think the government should distinguish between possible investors based on how much money you have or how much you earn, this is the way the Regulation Crowdfunding law was written that allows private companies to sell you securities if you are not an accredited investor. Just so you know, for many years before this 2016 law – non-accredited investors were generally not allowed to invest in most securities issued by private early stage companies.

The personal information you provide to us will be provided in an encrypted manner, and we do what is reasonable within the limitations of the existing computer and online world to protect that information. We take your privacy seriously and will not distribute or sell your private information to anyone, other than regulatory bodies that require it or people like third-party identification providers who need it to do what is required under securities laws. However, like every other company in the world, we are subject to possible criminal acts like someone who attempts to hack our systems. We cannot ever (nor can anyone else) 100% guarantee that such criminal acts or hacking will never occur, but we take commercially reasonable steps, like any responsible company, to prevent that from happening.

<u>Why do I have to give my income and net worth to invest if I'm not an accredited investor?</u>

This is a requirement of federal securities laws and of Regulation CF. The law is designed to ensure that people do not invest more than a certain amount, so we have to collect this information if you are not an accredited investor. As an investor in our company, we want you to understand that we take the legal aspects of our job very seriously, and that we do our best to comply with all laws that apply to us, including these.

<u>What are you doing to protect my information?</u>

The personal information you provide to us will be provided in an encrypted manner, and we do what we can within the limitations of the existing computer and online world to protect that information. We take your privacy seriously and will not distribute or sell your private information to anyone, other than regulatory bodies that require it or people like our funding portal and/or broker-dealer who have to have it to do what is required under federal and state laws. However, please understand that we, like every other company in the world, are subject to possible criminal malfeasance or someone who attempts to hack our systems. We cannot ever (nor can anyone else) 100% guarantee that such criminal acts or hacking will never occur, but we take commercially reasonable steps, like any responsible company, to prevent that from happening.

Can I get a refund?

Once your investment is finalized, we cannot provide you with a refund. You have up until 48 hours before a closing is held to request a refund. If you change your mind prior to the time your investment is finalized, write to us at investors@wground.co and we will do our best to work something out for you, if we can.

What is a rolling close?

We may choose to do a rolling close to receive some of the money raised. The name "rolling close" comes from the fact that investments may be closed on a rolling basis, as opposed to all at once the end of the offering.

If you have made an investment in our securities offering before a rolling close:

♦ You will receive a notification announcing when the rolling close will happen.

♦ If you don't cancel or lower your investment, it will become finalized at the rolling close date, just like it would have been finalized at the end of the entire offering. You will not be able to get a refund after a rolling close your investment is included in.

♦ The funds raised to the date of a rolling close will be sent to us from escrow, and the offering will continue.

♦ If you wish to cancel or lower your investment, you must do so more than 48 hours before the announced rolling close date.

♦ If you wish to increase your investment in the company after the rolling close, you can do so and we will do the math to be sure you receive the correct perks.

Why does Wunderground Coffee or Rise Up Crowdfunding and/or our broker-dealer sometimes reach out to investors for more information such as a passport, driver's license, utility bill or other documents?

Most investors are verified through an established third party verification service without any more information required other than your name, address, SSN and date of birth. But sometimes people are flagged by the third party verification service because the information does not match up or because their name is similar to someone who is on a list of potential bad actors. For example, you might have recently moved to a new home, so the third party verification service raises a flag that you do not match information in their system. In a case like that, we may ask you to upload a recent utility bill or another document that shows your new address.

How do I find your stock symbol?

Wunderground Coffee is not a public company and does not have a stock symbol. While our securities offering is open to the general public, we are still a private company and thus our securities are not traded on any exchange. This means there is no stock symbol, and the only way to invest is via this website.

What is the difference between rewards and equity crowdfunding?

If you give someone money on a rewards-based crowdfunding site, you are either making a donation or purchasing a product that doesn't exist yet. If you give a company money like what we are doing with this offering, you are investing in a company and, assuming the note you purchase converts in the future, you will own part of that company.

Sites like Kickstarter, Indiegogo and GoFundMe are all rewards-based crowdfunding platforms. They allow people to raise money for a project by offering some sort of perk or reward in exchange for contributions. They are not allowed to sell ownership or equity in a business to raise funds.

Our securities offering utilizes equity crowdfunding, which allows us to raise money for our business by selling securities to people like you and to give you perks and/or rewards for investing!

What is the JOBS Act?

The JOBS Act allows everyday people to invest at an early stage in a private company. This is something that you were generally not allowed to do until 2015. Before that, the rich and well-connected could easily invest in early-stage private companies like Wunderground Coffee, but there were many restrictions for anyone else to take advantage of early-stage private company investment opportunities.

The U.S. Congress passed the JOBS Act with bipartisan support and the President signed the bill in April of 2012. The U.S. Securities and Exchange Commission (SEC) finalized the rules for "Regulation Crowdfunding" of the JOBS Act that went into effect in 2016. That made it legal for companies like Wunderground Coffee to sell our securities online to the general public and made it legal for anyone to invest in a company like ours.

What is an accredited investor?

An accredited investor is someone who meets specific criteria outlined by the SEC and by federal law and is therefore eligible to participate in certain investment offerings. To be considered accredited, an individual must have had an income of at least $200,000 for the past two years (or $300,000 if married) or have a net worth of over $1 million not including their primary residence. Institutions such as trusts, endowments and venture funds can also be certified as accredited provided they have more than $5 million in assets. If you want to read the exact language of the law defining the term "accredited investor" click here.

Can I invest in Wunderground Coffee if I'm not accredited?

Regulation Crowdfunding does not require you to be accredited to invest in Wunderground Coffee. Accredited investors are allowed to invest more than those who are not accredited.

Can I invest if I'm not 18?

No. You must be at least 18 years old to invest.

Can I invest if I don't live in the U.S.?

Yes! This securities offering is open for anyone across the world to invest, as long as in your country and jurisdiction it is legal. We recommend consulting with a lawyer in your jurisdiction before investing in our company in case your country or situation requires specific legal or investment advice.

Can I encourage other people to invest?

Yes! The more, the merrier. We hope you will help us spread the word and have your friends, family, co-workers, neighbors and social media followers join you as an investor!

What are my options for paying for my investment?

You can pay by credit or debit card, ACH (bank payment) or wire.

Can I invest through my broker?

No, you can only invest through Rise Up Crowdfunding.

Can I invest through my company, IRA, trust or retirement account?

Unfortunately, you cannot. Only individuals can own shares in Wunderground Coffee CF SPV LLC.

Who should I contact if I have more questions?

Still have questions? Reach out to us through the offering page. If you are already an investor, reach out to us at investors@wground.co and we'll do what we can to help.

EXHIBIT D TO FORM C VIDEO TRANSCRIPT

JODY HALL

My name's Jody Hall and I'm the founder of Wunderground. Wunderground is a Seattle-based coffee company. We are essentially creating Coffee 2.0. We're basically taking the most ritualistic beverage in the world, coffee, adding wellness to it through potent adaptogenic mushrooms to help us feel and perform better. In 2023, we will have grown by 70%, and while that's cool, the big news is that we are launching Wunderground in some of the top tech company offices around the country from inbound requests. This is not just a massive revenue opportunity, it's a huge marketing opportunity too. So we're raising money to fuel this incredible demand, and I'm especially excited to open this investment up to everyone via crowdfunding to own a piece of Wunderground at this early stage.

JASON SAWICKI

We really wanted to create something that anybody could have every day. We don't want it to taste like mushrooms. We want it to taste just like the great cup of coffee that you're used to.

JODY HALL

That's mushroom coffee. What do you think?

TASTER ONE:

That is really good.

TASTER TWO:

That's really smooth.

TASTERS THREE AND FOUR:

I like it. It doesn't taste like it has mushrooms, I have to say.

JODY HALL

just we're winning prizes for best tasting mushroom coffee. People try it and they're like, what do you mean mushrooms? This just tastes delicious. While our mushrooms are not psilocybin or psychoactive, they are magic in a lot of ways. We start with organic fruiting body mushrooms, and we extract them in a highly concentrated way. We have figured out how to infuse whole beam coffee with these extracts. So we have Brain Child with Lion's Mane and Cordyceps so it really helps us focus. It gives us energy and stamina. Another one of our products is called Hocus Pocus, a coffee that has just beautiful chocolate and floral notes. Hocus Pocus has Chaga and it has Reishi to bring a sense of calm, help to uplift mood, and it's such a good cup of coffee. We wanted to also think about people who don't want coffee, and we'll be expanding our tea line. And then the last product we have is called Brain Wash. So Brain Wash is a product that is really meant to pair, ideally with espresso drinks that have milk in it, latte, mocha, chai, that type of thing. It's a scrub-a-dub for your noggin. So we put all the mushrooms in Brain Wash.

DR. ARTI CHANDRA

All of these in a way are considered superfood mushrooms because of the potent array of health benefits that they offer. Adaptogens have this wonderful ability to help our bodies come back to balance as well as to resist the stress.

JODY HALL

Our team combined has more than 10 decades, a hundred years of experience in craft coffee, starting at Starbucks to independents and micro roasters that you know and love across the country,

TIM KECK

Weirdos, creatives, and a hundred percent awesome people. Like some of the best people in the field. Understanding coffee, understanding how you do this with mushrooms, all the science behind it.

JIM ALLING

I would boil it down to three things, in particular: the people, the product itself, and then finally the potential. I think the potential is enormous. I'm excited to be part of it, and that's why I chose to invest.

JODY HALL

We're really excited about this white space that we believe we're perfectly positioned to fill. First, mushrooms are a super food that the west is waking up to. Two, health and wellness are a luxury. It's the new wealth. Stress and anxiety are at an all-time high, and work is being redefined. Wunderground sits right in the middle of this convergence. So we started as a direct-to-consumer, e-commerce company. We launched retail. We've had inbound six giant tech companies reaching out to us to bring Wunderground to offices through food service. And as we look to grow, we really see this as an innovative go-to-market strategy. We get our product out there. There's a revenue opportunity, and there's an opportunity and a genuine way to grow our business by converting those people who have experienced our brand in these settings into direct to consumer. Outside of heavy news tech companies reach out to us, one of the most exciting things that happened, we were chosen out of 50 other companies to have a long-term popup at Seattle International Airport, rated we did one of the best airports in North America. Seattle is the birthplace of coffee as we know it in a lot of ways, right? We're in front of over 20,000 people a day. We are sampling about 3 or 400 cups of coffee a day. Not only are we creating an innovative product, we're doing it in a very innovative way. According to Yahoo Finance, the mushroom coffee market is expected to hit over $4 billion by 2030. I want other people to participate because I know I'm going to deliver. My track record, first two companies and my experience at Starbucks, is batting a thousand. Help us grow our brand and expand our footprint. Invest in Wunderground today.

EXHIBIT E TO FORM C FORM OF SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Better Science, LLC
Wunderground CF SPV, LLC
1111 E. Pike Street, Suite 111
Seattle, WA 98122

Ladies and Gentlemen:

The undersigned understands that Better Science, LLC, a Limited Liability Company organized under the laws of Washington and Wunderground CF SPV, LLC (collectively the "Company"), is offering up to $750,000.00 of Shares (the "Securities") of Wunderground CF SPV, LLC in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C/A, dated March 27, 2024 (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

The Closing. The first closing of the purchase and sale of the Securities (the "Closing") has already taken place and occurred prior to the originally schedule date of April 8, 2024. The

Company has now set a final date to accept investments of April 28, 2024 at 11:59 PM Pacific or at such other time and place as the Company may designate by notice to the undersigned.

3. **Payment for Securities.** Payment for the Securities shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(a)   The Company is offering up to $750,000.00 (the "Maximum Offering") of the Securities under Regulation CF (this "Offering"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Offering") with oversubscriptions to be allocated at the Company's discretion. The Company has already received commitments from investors in an amount totaling the Minimum Offering prior to the originally schedule date of April 8, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments had not equaled or exceeded the Minimum Offering by that Offering Deadline, no Securities would have been be sold in the Offering, and all investment commitments would have been cancelled, and all committed funds would have been returned to potential investors without interest or deductions. The Company exercised their right to extend the Offering Deadline at its discretion, and the new end date for the offering is April 28, 2024 at 11:59 PM Pacific.

(b)   The Offering is being made through Rise Up Crowdfunding Portal LLC (the "Intermediary). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing.**

(c)   The Company will notify you when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to you. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target

Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $250.00.

4.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a)   Better Science, LLC is duly formed and validly existing under the laws of Washington with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted. Wunderground CF SPV, LLC is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned has been informed and is aware that the Securities have limited or no voting rights.

(vi)   The undersigned has been informed, and hereby irrevocably agrees and consents, that this Subscription Agreement shall give the Better Science, LLC and Wunderground CF SPV, LLC and their management or assigns the right and power of attorney to execute on the undersigned's behalf any document necessary (including but not limited to a joinder) that binds the undersign to the by the Better Science, LLC Better Science, LLC Limited Liability Company Agreement and any amendments thereto, and the Wunderground CF SPV, LLC Luma Resources, LLC Limited Liability Company Agreement and any amendments thereto. Your signature on this document binds you to all terms and conditions of the Better Science, LLC Better Science, LLC Limited Liability Company Agreement and any past amendments thereto, and the Wunderground CF SPV, LLC Luma Resources, LLC Limited Liability Company Agreement and any past amendments thereto as well as any amendments that may occur in the future to either or both of the limited liability company agreements referenced above. You hereby waive the right to sign a joinder or similar document to be bound by Better Science, LLC Better Science, LLC Limited Liability Company Agreement and any past amendments thereto, and the Wunderground CF SPV, LLC Luma Resources, LLC Limited Liability Company Agreement and any past amendments thereto, but rather agree that you have read said agreements, agree with the terms of said agreements, and agree to be bound by the agreements by signing this Subscription Agreement.

(b)   Information Concerning the Company.

(i)   The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Rise Up Crowdfunding Portal, LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Rise Up Crowdfunding Portal, LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Rise Up Crowdfunding Portal, LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Rise Up Crowdfunding Portal, LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii) Undersigned has up to 48 hours before a closing in which undersigned's shares will be issued to cancel the purchase and get a full refund

(c) **No Guaranty.** The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d) *Status of Undersigned.* The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e) **Restrictions on Transfer or Sale of Securities.**

(i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

7.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

8.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

9.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

10.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

11.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Seattle, Washington which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

12.   Governing Law. As to Better Science, LLC, this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to conflict of law principles thereof. As to Wunderground CF SPV, LLC, this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

13.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

14.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

15.   **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Better Science, LLC
Wunderground CF SPV, LLC
1111 E. Pike Street, Suite 111
Seattle, WA 98122
E-mail: jody@wground.co
Attention: Jody Hall

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

16.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

17.   **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

18.   **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

19.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

20.   **No Certificates.** You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form and no certificates will be issued.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ day of _____, 2024.

PURCHASER

By: _____

Name: _____

E-mail: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____Shares for $_____.

Better Science, LLC

By: _____

Name: _____

Title: _____

EXHIBIT F TO FORM C DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT AND INTERMEDIARY

NEITHER RISE UP CROWDFUNDING PORTAL LLC, THE INTERMEDIARY, NOR ENTERPRISE BANK AND TRUST, THE ESCROW AGENT HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF INVESTMENT IN THE SECURITIES NOR HAVE EITHER OR BOTH APPROVED, ENDORSED OR PASSED UPON THE MERITS OF PURCHASING THE SECURITIES; AND THE NAME OF ESCROW AGENT HAS NOT AND SHALL NOT BE USED IN ANY MANNER IN CONNECTION WITH THE OFFERING OF THE SECURITIES OTHER THAN TO STATE THAT ESCROW AGENT HAS AGREED TO SERVE AS ESCROW AGENT FOR THE LIMITED PURPOSES SET FORTH IN THIS AGREEMENT.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "Agreement") of Wunderground Coffee CF SPV, LLC, a Delaware limited liability company (the "Company"), is entered into as of September 29, 2023 by and among the Company, Better Science, LLC (the "Manager") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "Members"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

RECITALS

Whereas, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act").

Whereas, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Better Science, LLC (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company.

Whereas, it is the intent of the Company to issue interests (the "Security Interests") that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding after conversion of a convertible note to be purchased by the Company from the Crowdfunding Issuer after the closing of the Regulation Crowdfunding offering.

Now therefore, the Company, its Manager, and the Members agree as follows:

ARTICLE I
Organizational Matters

Section 1.01 Name. The name of the Company is Wunderground Coffee CF SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 1111 E. Pike Street Suite 111, Seattle, WA 98122 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers. The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "Investment Company Act"), specifically, to undertake the acquiring, holding, and disposing of a convertible note to be converted into Securities issued by the Crowdfunding Issuer and to engage in any and all activities

1

necessary or incidental thereto.

If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle".

Section 1.05 <u>Term</u>. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 <u>Fiscal Year</u>. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 <u>Reimbursement and Payment of Expenses</u>. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.


ARTICLE II
Members


Section 2.01 <u>Members</u>. The names, mailing addresses, and Security Interests of the Members are set out in Schedule I attached hereto (the "Members Schedule"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Security Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 <u>Purchase Contributions; No Withdrawals</u>. The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "Purchase Contributions") set out in the Members Schedule. No Member is required to make additional capital contributions to the Company.

No Member shall be entitled to withdraw any part of a Purchase Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 <u>Admission of Additional Members</u>. Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted the Company, or (ii) a Transfer of Security Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Security Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Security Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Security Interests.

Section 2.04 No Withdrawal; Death of Member. So long as a Member continues to hold any Security Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Security Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Security Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Security Interests. The Company may, but shall not be required to, issue certificates evidencing Security Interests in the Company. Security Interests shall be reflected in the books and records of the Company as Units or Shares.

If the Manager shall issue certificates representing Security Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Security Interests shall bear a legend substantially in the following form:

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings. To the extent the Securities, and thus the Security Interests, provide the right to vote, or require approval of the holders of the Security Interests, meetings of the Members may be called by the Manager.

Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Security Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Security Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Security Interests.

Section 2.07 <u>Action Without Meeting</u>. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes/all Members entitled to vote on the matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III

Management

Section 3.01 <u>Management of the Company</u>. Subject to the provisions of Section 3.02 and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 <u>Actions Requiring Approval of Members</u>. Without the written approval of Members holding a majority of the Security Interests, the Company shall not, and shall not enter into any commitment to:

- Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Security Interests in accordance with this Agreement.
- Issue additional Security Interests or other securities, except in connection with a Transfer of Security Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), admit additional Members to the Company.
- Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Security Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 <u>Prohibited Actions</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

- Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person. • Making any loan or advance to, or a capital contribution or investment in, any Person. • Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests. • Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 <u>Officers</u>. The Manager may appoint one or more individuals as officers of the Company (the "Officers") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 <u>Replacement and Resignation of Manager</u>. The Manager may be removed at any time, with or without cause, by the Members holding 95% of the Security Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Security Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 <u>Votes</u>. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV
Allocations

Section 4.01 <u>Allocation of Profits and Losses</u>. All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Security Interests.

Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Security Interests.

This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V
Distributions

Section 5.01 <u>Distributions</u>. In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Security Interests on a one-to-one basis as if the holders of the Security Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Security Interests.

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI

Transfers

Section 6.01 <u>General Restrictions on Transfer</u>. No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Security Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Security Interests:

- except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws; if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;
- if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or • if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

Any Transfer or attempted Transfer of any Security Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Security Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

For the avoidance of doubt, any Transfer of a Security Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Security Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Security Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 <u>Further Restrictions on Transfer</u>. During the one-year period beginning on the date on which it acquired the Security Interest, a Member may not transfer such Security Interest except:

- To the Crowdfunding Issuer;
- To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
- As part of an offering registered under the Securities Act; or
- To a member of the Security Interest holder's family or the equivalent, to a trust controlled by the Security Interest holder, to a trust created for the benefit of a member of the family of the Security Interest holder or equivalent, or in connection with the death or divorce of the Security Interest or other similar circumstance.

ARTICLE VII
No Personal Liability and Indemnification

Section 7.01 No Personal Liability: Members; Manager. Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification. To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "Losses") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

For purposes of this Section 7.02, "Covered Person" means (i) each Member whom the Manager has designated as an agent of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII
Reports, Accounting and Tax Matters

Section 8.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02 <u>Income Tax Status</u>. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 <u>Tax Matters Representative</u>. <u>Appointment; Resignation</u>. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "Partnership Representative"). The Partnership Representative can be removed at any time by a vote of Members holding 95% of the Security Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Security Interests of the Company shall appoint a new Tax Matters Representative.

Section 8.04 <u>Tax Examinations and Audits</u>. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

Section 8.05 U<u>S Federal Tax Proceedings</u>. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "Revised Partnership Audit Rules") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

Section 8.06 <u>Section 754 Election</u>. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Security Interests.

Section 8.07 <u>Indemnification</u>. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.08 <u>Tax Returns</u>. At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.09 <u>Reports under Regulation Crowdfunding.</u> The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX
Dissolution and Liquidation

Section 9.01 <u>Events of Dissolution</u>. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:
- An election to dissolve the Company made by holders of a 95% of the Security Interests; • The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Crowdfunding Issuer;
- Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or
- The entry of a decree of judicial dissolution under of the Delaware Act.

Section 9.02 <u>Effectiveness of Dissolution</u>. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 <u>Liquidation</u>. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

- The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle".
- As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.
- The Liquidator shall transfer ownership of the Securities to the Security Interest holders. • The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such

liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer: (a) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company); (b) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and (c) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 <u>Required Filings</u>. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.


ARTICLE X
Definitions


Section 10.01 <u>Definitions</u>. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Applicable Law" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Certificate of Formation" means the certificate of formation filed with the Delaware Secretary of State.

"Code" means the Internal Revenue Code of 1986, as amended.

"Delaware Act" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Fiscal Year" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Lien" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"Manager" means, initially, Better Science, LLC, a Delaware public benefit corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

"Security Interest" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act..

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"Securities" means the common stock or membership interests of the Crowdfunding Issuer.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Transfer" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Security Interests or any interest (including a beneficial interest) therein. "Transfer" when used as a noun shall have a correlative meaning.

"Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Washington, in each case located in the City of Seattle. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 N<u>otices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given;

- when delivered by hand;
- when received by the addressee if sent by a nationally recognized overnight courier; • on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or
- on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:

1111 E. Pike Street Suite 111
Seattle WA 98122
Email: jody@wground.co
Attention: Jody Hall

If to the Manager:

1111 E. Pike Street Suite 111
Seattle WA 98122
Email: jody@wground.co
Attention: Jody Hall

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 <u>Remedies</u>. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Security Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 <u>Severability</u>. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 <u>Successors and Assigns</u>. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 <u>Amendment</u>. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 95% of the Security Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 <u>Headings</u>. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 <u>Entire Agreement</u>. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 N<u>o Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

REMAINDER OF PAGE INTENTIONALLY BLANK
SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company



Wunderground Coffee CF SPV, LLC
By Jody Hall on behalf of Better Science LLC, manager

September 29, 2023
DATE

Manager

Better Science LLC
By Jody Hall, CEO

September 29, 2023
DATE

EXHIBIT H TO FORM C
FORM OF NOTE

CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "**Agreement**") is entered into as of [*] by and among Better Science, LLC, a Washington limited liability company (the "**Company**"), and each of the investors who executes a counterpart of this Agreement setting forth on the Schedule of Investors attached thereto as <u>Exhibit A</u> the name and amount to be invested by such investor (each, an "**Investor**" and collectively, the "**Investors**").

RECITALS

WHEREAS, the Investors are willing, pursuant to the terms and conditions of this Agreement, to make loans to the Company on the date hereof; and

WHEREAS, the loans made by the Investors on the date hereof and any additional loans shall be evidenced by certain Convertible Promissory Notes in the form attached hereto as <u>Exhibit B</u> (the "**Notes**") and be convertible into certain equity securities of the Company on the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

1.   <u>Certain Definitions</u>. As used in this Agreement, the following terms shall have the following respective meanings:

"**Change in Control**" shall mean the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) the sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any "person" or "group" (as such terms are defined in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended); (ii) any such "person" or "group" (as defined above), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Units of ownership interests in the Company (or any entity which controls the Company or which is a successor to all or substantially all of the assets of the Company), including by way of Unit acquisition, reorganization, merger, consolidation, tender or exchange offer or otherwise (but excluding any sale of Units for capital raising purposes to financial investors); or (iii) either a merger or consolidation in which the direct or indirect beneficial owners of the Company immediately prior to the merger or consolidation fail to possess direct or indirect beneficial ownership of more than 50% of the voting power of the securities of the surviving entity (or if the surviving entity is a subsidiary of another entity, then the required beneficial ownership shall be determined with respect to the securities of that entity which controls the surviving entity and is not itself a subsidiary of any other entity) immediately following such transaction.

"**Common Units**" means the Company's common units.

"**Company Agreement**" means the Limited Liability Company Agreement of the Company dated September 29, 2020, as amended from time to time.

"**Conversion Price**" means 80% of the price per unit paid by investors in the Qualified Financing.

"**Equivalent Units**" shall mean a class of Units, to be duly authorized and issued by the Company to accommodate the conversion of Notes contemplated by Section 4.1(a), substantially equivalent in its rights, privileges, powers and limitations to, and on a parity with, the Units (excluding the conversion of the Notes, any indebtedness or convertible note or security instruments) issued and sold to the investors in the Qualified Financing other than with respect to: (i) the per unit liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price of the Notes, and (ii) the basis for an dividend rights, which will be based on the Conversion Price of the Notes.

"**Intellectual Property**" means patents, patent applications, trademarks, trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works and any other proprietary rights in information and processes.

"**Liquidity Price**" means the price per unit equal to the fair market value of the Common Units at the time of a Change in Control, as determined by reference to the purchase price payable in connection with such Change in Control, multiplied by 80%.

"**Majority Note Holders**" means Investors holding Notes representing a majority (equal to or greater than 50%) of the unpaid principal amount of all outstanding Notes.

"**Maturity Date**" means the thirtieth-month anniversary of the Initial Closing, or such later date as determined in accordance with Section 3.1

"**Outstanding Balance**" means, with respect to any Note, the sum of the unpaid principal balance of such Note and the amount of accrued and unpaid interest on such Note.

"**Qualified Financing**" means an issuance and sale by the Company of Units: (1) that (i) results in the Company's receipt of total cash proceeds of at least $500,000 (excluding the conversion of the Notes, any indebtedness or convertible note or security instruments); and (ii) is accomplished in one or more closings as part of a single plan of financing based upon a single set of Unit purchase agreements and ancillary documentation; or (2) as otherwise approved by the Majority Note Holders. For purposes of Section 2.2 and Section 4.1(a), if Units are sold in a Qualified Financing at more than one closing, such Qualified Financing shall be deemed to be consummated on the date of the earliest closing at which the cash proceeds received by the Company, together with the cash proceeds received by the Company at any prior closings, equal or exceed $500,000 or on such date as determined by the Majority Note Holders.

"**Units**" means units of interest, of any class or series, of equity securities that may be issued by the Company.

2.   Initial and Additional Loans.

2.1   Initial Loan. Subject to the terms and conditions set forth in this Agreement on the date hereof, each Investor shall loan the Company at a closing on the date hereof (the "**Initial Closing**") the amount of loan funds set forth on the Schedule of Investors attached as Exhibit A to the counterpart of this Agreement executed by such Investor (the "**Schedule of Investors**") under the heading "Loan Amount." Such loans shall be evidenced by Notes delivered by the Company to the Investors at the Initial Closing. The consideration for the purchase of the Notes shall be paid by (i) check or wire transfer made payable to the order of the Company pursuant to wire instructions to be given by the Company or (ii) cancellation of indebtedness.

2.2   Additional Loans. At such time following the Initial Closing through March 31, 2024, to the extent the full $750,000 of aggregate principal amount under the Notes was not issued at the Initial Closing or at an Additional Closing (as defined below), the Company may issue up to the balance of

2

such aggregate principal amount to any persons at one or more subsequent closings (each, an "**Additional Closing**") pursuant to the terms of this Agreement, provided that the Company reserves the right, in its sole discretion, to increase or decrease the size of this offering and/or extend the period for such Additional Closing(s). For the avoidance of doubt, no person making a loan at the Initial Closing shall be obligated hereunder to make any loan at any Additional Closing, and the Company shall in no way be restricted from incurring indebtedness issued otherwise than pursuant to this Agreement. The loans made at any Additional Closing shall be made on the terms and conditions set forth in this Agreement, and shall be evidenced by additional Notes delivered by the Company at such closing to the persons making such loans. Each person making a loan at any Additional Closing shall (i) execute and deliver a counterpart to this Agreement and (ii) thereafter be deemed to be an "Investor" for all purposes under this Agreement. For purposes of any Additional Closing, the representations and warranties of the Company set forth in Section 5 hereof and the representations and warranties of the Investors making loans at such closing set forth in Section 6 hereof shall speak as of the date of such closing. Upon any Additional Closing, the Company shall amend the Schedule of Investors to identify the Investors making loans at such closing and the amounts of such loans, which amendment, notwithstanding Section 9.7, shall not require the consent of any Investor.

3.   Loan Terms.

3.1   Maturity Date; Prepayment. Each Note issued hereunder will become due and payable at the request of the Majority Note Holders at any time on or after the Maturity Date. To the extent not previously converted pursuant to Section 4 hereof or accelerated pursuant to Section 8 hereof, the Company will repay the Outstanding Balance of each Note promptly following any such request, *provided, however*, that if the Company determines that it does not have sufficient cash on hand to make such payments and remain solvent, the Maturity Date shall be extended to a later date mutually agreed upon by the Company and the Majority Note Holders. Except as provided in Sections 3, 4 or 8 or elsewhere in this Agreement, the Notes may not be prepaid by the Company without the prior written consent of the Majority Note Holders.

3.2   Interest. Interest shall begin to accrue on the unpaid principal balance of each Note commencing on such Note's date of original issuance and continuing until repayment of such Note in full at the simple rate of 4.0% per annum calculated on the basis of a 365-day year and actual days elapsed. Accrued interest under each Note shall be due and payable on in arrears on the Maturity Date.

4.   Conversion.

4.1   Conversion into Units.

(a)   If the Company consummates a Qualified Financing prior to the Maturity Date, then, effective upon the closing (or first in a series of closings) of such Qualified Financing, the Outstanding Balance of each Note shall automatically be converted into that number of Equivalent Units as determined by dividing such Outstanding Balance by the Conversion Price, rounded down to the nearest whole unit.

(b)   If, prior to the conversion or repayment of the Notes, the Company undergoes a Change in Control, then, effective upon such Change in Control, the Outstanding Balance of each Note shall automatically be converted into that number of Common Units of the Company as determined by dividing such Outstanding Balance by the Liquidity Price, rounded down to the nearest whole unit. In connection with a conversion pursuant to this Section 4.1(b), the holders shall, as soon as reasonably practical, deliver to the Company their respective Notes (or the lost note documentation where applicable). If at the time of conversion there are insufficient authorized Common Units to permit

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conversion of the Notes in full, then the Company shall use best efforts to take all actions necessary to authorize a sufficient number of shares of Common Units to permit such conversion in full.

(c)   No later than the fifth day following the date of the consummation of any conversion pursuant to Section 4.1(a) or (b), the Company shall provide notice to each Investor of (i) the date of the consummation of such conversion, (ii) the designation and any rights, privileges, limitations or other terms of the Units sold in the Qualified Financing or the Company's Common Units, as applicable, (iii) the terms and conditions of any agreement setting forth the rights and obligations of the investors in such Qualified Financing or the Company Agreement, as applicable, in respect of the Units acquired therein, as applicable (including a counterpart to the Company Agreement, the "**Financing Unitholders Agreements**"), (iv) the price per unit of such class or series of Units paid by the investors in such Qualified Financing or the conversion price into Common Units, as applicable, and (v) the applicable conversion date.

(d)   Notwithstanding any other provision of this Agreement, no fractional Units shall be issued upon conversion of any Note pursuant to Section 4 and each Investor hereby agrees to waive its rights with respect to any such fractional units (as a result of rounding down to the nearest whole Unit) or any payment therefore.

4.2   Unitholders Agreement. As a condition to the conversion of any Note by any Investor into Units pursuant to Section 4.1, such Investor shall, at the option of the Company, execute a counterpart to any Financing Unitholders Agreement and thereafter be bound by such agreement in the same manner as the investors in such financing who are parties thereto. Upon conversion pursuant to Section 4.1(a) or (b), the Investors will be entitled to the same rights as the investors in the Qualified Financing or under the Company Agreement, as applicable.

5.   Representations and Warranties of the Company. The Company represents and warrants to each Investor, as of the date of this Agreement, as follows:

5.1   Incorporation. The Company is a limited liability company duly incorporated and validly existing under the laws of the State of Washington.

5.2   Authorization. The Company has full corporate power and authority to enter into this Agreement and perform its obligations hereunder, including the issuance of the Notes. When executed by the Company, this Agreement and each Note will be a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent limited by general principles of equity and applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application relating to or affecting creditors' rights.

5.3   Capitalization. Immediately prior to the Initial Closing, the authorized capital of the Company will consist of 10,000,000 Common Units, of which 8,182,083.3333 Common Units are issued and outstanding. All of the outstanding Units were issued in material compliance with all applicable federal and state securities laws. The board of managers of the Company may increase the number of authorized Units at any time, in its sole discretion.

5.4   Compliance with Other Instruments. Except as would not have a material adverse effect, the Company is not in violation or default (i) of any provisions of its Certificate of Formation or the Company Agreement, (ii) of any instrument, judgment, order, writ or decree, or (iii) of any provision of federal or state statute, rule or regulation applicable to the Company.

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5.5   Subsidiaries. Other than Wunderground Retail Cap Hill, LLC, a wholly owned subsidiary of the Company, the Company does not currently own or control, directly or indirectly, any interest in any other entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

5.6   Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, or charge pending, or, to the Company's knowledge, currently threatened in writing, (i) against the Company or any of the Company's employees or directors in connection with their employment or board relationship, or (ii) that questions the validity of this Agreement, or the issuance and sale of the Notes pursuant hereto.

5.7   Intellectual Property. The Company possesses, or believes it can acquire on commercially reasonable terms, Intellectual Property sufficient to establish and operate its business as presently proposed to be conducted. The Company has not received any written notice that its current or planned operations violate, or will violate, the Intellectual Property rights of any third party.

5.8   Corporate Documents. The Company has provided each Investor with true and complete copies of the Company Agreement and the risk factors described on attached Exhibit C (the "**Risk Factors**").

5.9   No "Bad Actor" Disqualification. The Company has exercised reasonable care, in accordance with Securities and Exchange Commission rules and guidance, to determine whether any Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (as defined below) ("**Disqualification Events**"). To the Company's knowledge, no Covered Person is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. "Covered Persons" are those persons specified in Rule 506(d)(1) under the Securities Act, including the Company; any predecessor or affiliate of the Company; any director, executive officer, other officer participating in the offering, general partner or managing member of the Company; any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter (as defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of the sale of the Securities; and any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities (a "**Solicitor**"), any general partner or managing member of any Solicitor, and any director, executive officer or other officer participating in the offering of any Solicitor or general partner or managing member of any Solicitor.

6.   Representations and Warranties of Investors. Each Investor represents and warrants, severally and not jointly, to the Company as follows:

6.1   Requisite Power and Authority. Each Investor has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. All action on each Investor's part required for the lawful execution and delivery of this Agreement has been taken. Upon such Investor's execution and delivery of this Agreement, this Agreement will be the valid and binding obligation of such Investor, enforceable in accordance with its terms.

6.2   Purchase Entirely for Own Account. This Agreement is made with the Investor in reliance upon the Investor's representation to the Company, which by the Investor's execution of this Agreement, the Investor hereby confirms, that the Notes to be acquired by the Investor will be acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any

5

participation in, or otherwise distributing the same. By executing this Agreement, the Investor further represents that the Investor does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation rights to such person or to any third person, with respect to the Note. Such Investor agrees not to sell, transfer, pledge or hypothecate any Note or any other security of the Company referenced in the preceding sentence, except: (i) pursuant to an effective registration statement for such securities under the Securities Act of 1933, as amended (the "**Securities Act**"); or (ii) in a transaction that is exempt from the registration requirements of the Securities Act and with the written agreement of the transferee, addressed to the Company, to abide by the provisions of (A) this Section 6.2, and (B) with respect to any sale, transfer, pledge or hypothecation of any Units issued in a financing, any Financing Unitholders Agreement respecting such Units. Such Investor acknowledges that, in the event that all or part of any Note held by such Investor is converted into any securities of the Company and, at the direction of such Investor, such securities are issued to any other person, such securities shall be deemed to have been transferred by such Investor to such other person for purposes of the preceding sentence.

6.3   Compliance with Laws and Other Instruments. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance of such Investor's obligations hereunder, will not conflict with, or result in any violation of or default under, any provision of any governing instrument applicable to such Investor or any agreement or other instrument to which such Investor is a party or by which such Investor is bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to such Investor.

6.4   Disclosure, Access to Information, etc. Such Investor has been furnished with, and hereby acknowledges receipt of a copy of each of the following documents, including all appendices and exhibits thereto: (i) the Company Agreement (including any amendments thereto) and (ii) the Risk Factors. Such Investor has been provided an opportunity to ask questions of, and such Investor has received answers thereto satisfactory to such Investor from, the Company and its representatives regarding the terms and conditions of this Agreement, the Notes, the Company Agreement, the Risk Factors, the Company's business plans and organization, the Company's management and financial affairs, and all other matters pertaining to this investment. Such Investor will bear its own legal and other expenses incurred in connection with any investment pursuant to this Agreement.

6.5   Evaluation of and Ability to Bear Risks. Such Investor understands the speculative risks of, and other considerations relating to, the ownership of the Notes being purchased hereby. Such Investor has such knowledge and experience in financial affairs that such Investor is capable of evaluating the merits and risks of an investment in the Notes. Such Investor can afford to bear the economic risk of such Investor's investment in the Notes being purchased hereby and to suffer the complete loss of such investment. Such Investor acknowledges that the Risk Factors should be considered carefully in evaluating the Company, its business and an investment in the Notes. Such Investor acknowledges that the Risk Factors represents management's view of the principal risks facing the Company as of the Initial Closing, but do not purport to be an exhaustive catalog of all possible risks associated with an investment in the Company.

6.6   No Representations. None of the Company or any officer, employee, agent or affiliate of the Company, has made any representations or warranties to such Investor, other than the representations of the Company set forth herein.

6.7   Restricted Securities. Such Investor acknowledges that none of the Notes or any other securities of the Company issuable upon conversion thereof (collectively, the "**Securities**"), have been registered under the Securities Act or the securities laws of any state, and that they may be sold or otherwise disposed of only in one or more transactions either registered under the Securities Act and, where applicable, state securities laws, or as to which an exemption from the registration requirements of the Securities Act and, where applicable, state securities laws, is available.

6.8 Further Limitations on Disposition. Without in any way limiting the representations set forth above, each Investor further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, such Investor shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Securities Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by such Investor to a partner or member (or retired partner or member) or affiliate of such Investor, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were Investors hereunder.

6.9 Tax Considerations. Such Investor acknowledges that it may be subject to federal and state income tax on the value of such Investor's portion of the Notes issued to it hereunder, and such Investor is not relying on the Company with respect to individual tax considerations involved in an investment in such Investor's portion of the Notes.

6.10 No "Bad Actor" Disqualification Events. Neither the Investor nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members is subject to any Disqualification Event (as defined above), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) under the Securities Act and disclosed in writing in reasonable detail to the Company.

6.11 Confidential Nature of Information. Such Investor acknowledges that the information provided to the Investor regarding the Company is confidential and non-public, and the Investor agrees that all of the information will be kept in confidence by the Investor and neither used to the Investor's personal benefit (other than in connection with the Investor's investment decision) nor disclosed to any third party; provided, that this obligation does not apply to any such information that: (a) is part of the public knowledge or literature and is readily accessible as of the date of this Agreement; (b) becomes part of the public knowledge or literature and, hence, readily accessible by publication; or (c) is received from third parties and that the Investor does not reasonably believe (i) to be confidential information or (ii) to have been disclosed in violation of such third parties' duties of confidentiality they owe the Company.

7. Conditions to the Investors' Obligations at Closing. The obligations of each Investor to purchase the Notes at the Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

7.1 Representations and Warranties. The representations and warranties of the Company contained in Section 5 shall be true and correct in all respects as of the Initial Closing.

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7.2 _Performance_. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Initial Closing or any Additional Closing, as application (each a "**Closing**").

7.3 _Qualifications_. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Notes pursuant to this Agreement shall be obtained and effective as of such Closing.

7.4 _Proceedings and Documents_. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Investor, and each Investor (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.

8. _Default_.

8.1 _Events of Default_. For purposes of this Agreement, the term "**Default**" shall include any of the following:

(a) The Company fails to make any interest or principal payment when due under any Note.

(b) The Company materially breaches any term, covenant or agreement contained in this Agreement or any Note (excluding any such breach that constitutes a Default under Section 8.1(a)).

(c) The Company files a petition in bankruptcy or under any similar insolvency law or makes an assignment for the benefit of creditors, or any involuntary petition in bankruptcy or under any similar insolvency law is filed against the Company and such petition is not dismissed within 60 days after the filing thereof.

8.2 _Cure Periods and Remedies_. Upon a Default under Section 8.1(a), the Company shall have 10 days to cure such Default after receipt of written notice from any Investor. Upon a Default under Section 8.1(b), the Company shall have 30 days to cure such default after receipt of written notice from any Investor. There shall be no cure period with respect to a Default under Section 8.1(c). If the Company is unable to cure any Default under Section 8.1(a) or 8.1(b) within the applicable cure period or if a Default occurs under Section 8.1(c), (i) the Majority Note Holders may, at their option and by notice to the Company, accelerate repayment of the Outstanding Balance of all Notes held by all Investors, in which case such Outstanding Balance shall be due and payable immediately, and (ii) the Company shall give prompt written notice to each Investor of such entitlement to accelerate repayment.

9. _Miscellaneous_.

9.1 _Governing Law_. All terms of and rights under this Agreement and any Note will be governed by and construed in accordance with the internal law of the State of Washington, without giving effect to principles of conflicts of law thereof. Each Investor irrevocably consents to the exclusive personal jurisdiction of the federal and state courts located in King County, Washington, as applicable, for any matter arising out of or relating to this Agreement, except that in actions seeking to enforce any order or any judgment of such federal or state courts located in King County, Washington, such personal jurisdiction will be nonexclusive.

ACTIVE\1605154833.2

9.2   Survival of Representations and Warranties. All agreements, covenants, representations and warranties contained herein will survive for two (2) years following the execution and delivery of this Agreement and the consummation of the transaction contemplated hereby.

9.3   Severability. If any provision of this Agreement or of any Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement or such Note, as applicable, will continue in full force and effect without such provision.

9.4   Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof and of any Note shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.5   Entire Agreement. This Agreement, the Notes, and any exhibits and schedules hereto and thereto set forth the entire agreement and understanding between and among the parties as to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral discussions, agreements and understandings of any kind or nature.

9.6   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Investors at their address as set forth on Exhibit A hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 9.6. If notice is given to the Company, a copy shall also be sent to Tyler Hollenbeck, DLA Piper LLP (US) at 701 Fifth Avenue, Suite 6900, Seattle, WA 98104.

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 9.6 by giving the other party written notice of the new address in the manner set forth above.

9.7   Amendments and Waivers. Any term of this Agreement or of the Notes may be amended, or the observance of any term thereof may be waived, only with the written consent of the Company and the Majority Note Holders, and such amendment or waiver shall be binding on all holders of the Notes; provided, however, that (A) no such amendment shall operate to require any Investor to invest more than the amount set forth opposite such Investor's name on the Schedule of Investors unless such Investor consents in writing to such amendment, (B) if any amendment or waiver affects a particular holder of a Note differently and in a materially adverse manner relative to the other Note holders, the consent of such holder shall be required for such amendment or waiver, and (C) as set forth in Section 2.2, the Company may, in its sole discretion, increase or decrease the size of this offering and/or extend the period for Additional Closing(s).

9.8   Consent to Notice by Electronic Mail. In the interests of speed, convenience and minimizing expenses, the Investor understands that the Company would prefer to use email as its principal method of communication with its unitholders. By providing his/her/its preferred email address in the space set forth on the signature page, the Investor hereby agrees that email notices for all Company notices and

9

mailings are acceptable. If no email address is provided on the signature page, then the Company will continue to use the Investor's street address for all such notices and mailings.

9.9   Counterparts. This Agreement and any Note may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

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IN WITNESS WHEREOF, the parties have executed this Convertible Note Purchase Agreement as of the date first above written.


<u>COMPANY</u>


BETTER SCIENCE, LLC

By: _____
Name: Jody Hall
Title: Manager

Address: 1111 E. Pike Street, Suite 111
                Seattle, WA 98122

IN WITNESS WHEREOF, the parties have executed this Convertible Note Purchase Agreement as of the date set forth below.

INVESTOR

Investment Amount: $_____

If you are an **individual**, please print your name and sign below. If you are a **joint holder**, please print both names and both holders must sign below:	**OR**	If you are signing on behalf of an **entity**, please print the name of the entity and your name and sign below, indicating your title:

_____
Print Investor's Name

_____
Investor's Signature

and, if applicable, **joint holder**:

_____
Print Investor's Name

_____
Investor's Signature

_____
Name of the Entity

_____
Print Name of Person Signing

_____
Signature

_____
Title

Address:

_____

_____

_____

_____
E-mail Address (for notice purposes)

Date _____

Exhibit A

Schedule of Investors

Initial Closing [*]

Investor	Loan Amount
[Name] [Address] [Address]	$[*]
INITIAL CLOSING TOTAL:	**$0**

Additional Closing [*]

Investor	Loan Amount
[Name] [Address] [Address]	$[*]
INITIAL CLOSING TOTAL:	**$0**
INITIAL AND ADDITIONAL CLOSINGS TOTAL:	**$0**

Exhibit B

Form of Convertible Promissory Note (Regulation Crowdfunding Offering)

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE FOREGOING LAWS. ACCORDINGLY, THIS NOTE AND ANY SECURITIES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT (i) AN OPINION OF COUNSEL SATISFACTORY TO BETTER SCIENCE, LLC THAT SUCH SALE, TRANSFER OR OTHER DISPOSITION MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR (ii) SUCH REGISTRATION.

BETTER SCIENCE, LLC

CONVERTIBLE PROMISSORY NOTE (REGULATION CROWDFUNDING OFFERING)

Note No. 202[__]-[___]   Seattle, Washington

$[_____]   [_____ __], 202[_]

      FOR VALUE RECEIVED, Better Science, LLC, a Washington limited liability company (the "**Company**"), promises to pay to the order of [_____] ("**Holder**") the principal sum of [_____] Dollars ($[_____]) in accordance with Section 1 of this Convertible Promissory Note (this "**Note**") and to pay interest on the outstanding principal of this Note in accordance with Section 2 of this Note. This Note is delivered in connection with that certain Convertible Note Purchase Agreement dated as of [*], as amended and/or restated from time to time (the "**Purchase Agreement**"), among the Company, Holder and the other investors set forth on the signature pages thereto, and is subject to the terms and conditions of the Purchase Agreement. This Note is unsecured. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

      1.   Maturity. To the extent not previously converted into Units in accordance with Section 4 of the Purchase Agreement, the Company shall repay the unpaid principal balance together with all accrued and unpaid interest thereon on the thirtieth-month anniversary of the Initial Closing, or such later date as determined in accordance with Section 3.1 of the Purchase Agreement (the "**Maturity Date**"); *provided*, *however*, that earlier repayment may be permitted or required pursuant to Section 3 hereof or Section 3.3, Section 4.1 or Section 8 of the Purchase Agreement. All payments received shall be applied first against costs of collection (if any), then against accrued and unpaid interest, then against principal.

      2.   Interest. Interest shall begin to accrue on the unpaid principal balance of this Note commencing on the date hereof and continuing until repayment of this Note in full at the simple rate of 4.0% per annum calculated on the basis of a 365-day year and actual days elapsed. Accrued interest hereunder shall be due and payable in arrears on the Maturity Date.

      3.   Prepayment; Conversion; Acceleration.

      (a)   Pursuant to Section 4.1(a) of the Purchase Agreement and subject to the terms and conditions thereof, in the event the Company consummates a Qualified Financing prior to the Maturity

Date, the unpaid principal balance hereunder, together with all accrued and unpaid interest, shall be converted into certain Equivalent Units of the Company.

(b)   Pursuant to Section 4.1(b) of the Purchase Agreement and subject to the terms and conditions thereof, in the event the Company undergoes a Change in Control prior to the conversion or repayment of the Notes, the unpaid principal balance hereunder, together with all accrued and unpaid interest, shall be converted into certain Units of the Company.

(c)   All prepayments permitted hereunder or under the Purchase Agreement shall be applied in the order set forth in Section 1 hereof.

(d)   The unpaid principal balance of this Note, together with all accrued and unpaid interest thereon, is subject to acceleration in the event of a Default by the Company, to the extent set forth in Section 8 of the Purchase Agreement.

4.   Miscellaneous.

(a)   Upon the payment or conversion in full of all principal, interest and other amounts payable hereunder, this Note shall be surrendered to the Company for cancellation.

(b)   If any provisions of this Note or the Purchase Agreement would require the Company to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, the Company shall instead pay interest under this Note at the highest rate permitted by applicable law.

(c)   All terms of and rights under this Note will be governed by and construed in accordance with the internal law of the State of Washington, without giving effect to principles of conflicts of law thereof.

(d)   The provisions of Section 9 of the Purchase Agreement are incorporated herein by this reference.

(e)   Upon conversion of this Note pursuant to Section 4 of the Purchase Agreement, the Holder has agreed to execute counterpart signature pages to the Financing Unitholders Agreements, and all other applicable unitholder agreements and thereafter be bound by such agreements in the same manner as the other holders of equity securities into which this Note is converted (including in the case of conversion pursuant to Section 4.1(a) of the Purchase Agreement to be automatically deemed to have executed such agreements pursuant to an irrevocable power of attorney granted by the Holder in the Purchase Agreement).

(f)   **HOLDER NOTIFIES THE COMPANY AS FOLLOWS: ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING PAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW**.

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Exhibit C

Risk Factors

In addition to the information contained in other materials you have received regarding the Company and the Notes, the following factors should be considered carefully in evaluating the Company, its business and an investment in the Notes. **The Notes are highly speculative in nature, and investors in this offering face a substantial risk that they will lose all or part of their investments**. The following list of risk factors is a collection of the more serious risks known to the Company's management, but it does not purport to be an exhaustive catalog of all possible risks associated with an investment in the Company.

Development Stage Company. The Company is in a 'start-up' mode, and has a limited operating history. Its intended and future operations are subject to all of the risks inherent in the establishment of any new business. If future operations are unsuccessful, noteholders may lose all or a substantial part of their investment. We have no operational history. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, the development of new technology and a new product, and the competitive environment in which we will operate. There can be no assurance that we will be able to successfully achieve or sustain profitable operations in this business.

Dependence on Key Personnel. The Company relies heavily on the active participation of its executive officers and, at present, the loss of their services could create a significant, adverse effect on the Company.

Dependence on Proceeds and Need for Additional Financing. The Company is thinly capitalized and is thus heavily dependent on the proceeds of this offering in order to commence effective operations. Any significant expansion of the Company's business in the future may depend upon its ability to raise additional funds if this first offering is unsuccessful in selling all of the Notes offered hereby. No assurance can be given that such financing, if needed, can be obtained or that the terms of such financing, if available, would prove favorable to the Company. Moreover, you may experience substantial dilution of your equity interest as a result of such future financings or as a result of equity grants given to the Company's employees and consultants.

Sale of Less Than All Notes. To the extent that less than all of the authorized Notes are sold in this offering, the opportunity for achieving the Company's goals, and the achievement of all objectives could be compromised.

Financial Forecasts. Any financial goals or assumptions discussed or shared by management are solely the opinion of management based on research and evaluation of the market. Such forecasts are based upon future events and assumptions, which may or may not occur; such presentations are inherently subject to varying degrees of uncertainty, and achievability depends on timing and probability of future events. Such goals and assumptions may not and should not be relied upon to indicate actual results which might be obtained. Any predictions or representations, written or oral, which do not conform to those contained in this Agreement should be disregarded. The Company does not have financial statements. There can be no assurance that the Company will be able to achieve or sustain profitable operations or that the Company will even generate significant revenues.

Competitive Market. The market for the Company's product is highly competitive. Accordingly, it is difficult to predict its future growth rate, if any, and its ultimate size. Moreover, the Company's success is dependent on the popularity of its product within this market, which the Company cannot predict. The Company's product offerings may be partially or wholly dependent on strategic channel partners and customers, and such partnerships may be discontinued for a variety of reasons, which in turn could have a negative effect on revenues and growth.

Competition. There is substantial competition in the industry segment that the Company operates, which could limit the Company's ability to successfully implement its business plan. Most of such competitors have longer operating histories, greater financial and other resources, and may be able to expend considerably larger amounts of funds for research, development and marketing than can the Company. Moreover, it is likely that additional companies with deep resources and experience will enter the market.

Infringement of Proprietary Rights by Third Parties. Infringements of our intellectual property could adversely affect our ability to compete. The Company may have to defend itself against claims of intellectual property infringement, which could be very expensive for the Company and harm its business and financial condition, and the Company may not be able to adequately protect its intellectual property rights.

Indemnification of the Officers and Managers. Provision has been made in the Company Agreement for indemnification of the officers and managers for liabilities for, among other things, any acts or omissions to act performed by them in good faith and in a manner reasonably believed by them to be within the scope of authority granted to them in the best interest of the Company, except when such action or failure to act constitutes fraud, willful misconduct, bad faith or gross negligence. To the extent that the indemnification provisions of such documents are invoked, the assets of the Company would be reduced.

No Market for the Units. This offering is being made pursuant to an exemption from registration provided by the federal and state securities acts. These laws place restrictions upon any subsequent resale of securities acquired hereby. In addition, there is no public trading for the Units; therefore, an investor will generally have no ready means of disposing of his securities should the need arise. As a result, potential investors should be aware that they are not making a short-term commitment, and should not anticipate a quick method of disposing of the securities offered hereby should that become necessary.

Absence of Independent Legal Counsel. Legal counsel (DLA Piper LLP (US)) in connection with this offering has acted as counsel to the Company in connection with this offering. This document was prepared exclusively from information supplied by the Company; the law firm has assumed no duty, nor performed any significant efforts, to verify the representations contained herein. Investors are cautioned that they may not rely upon such firm for any matter related to this offering. Therefore potential investors should consult with their own advisors concerning a potential investment. You should consult with your own tax advisor about the tax consequences of being a Note holder and/or unitholder of the Company.

Control of Company. As of the Initial Closing, our founder owns a majority of our outstanding Units. Her holdings will have the effect of vesting in her a substantial degree of control of the Company for an indefinite period of time. The founder will be able to significantly influence or control the election of the members of the Company's board of members and significantly influence or control the outcome of corporate actions requiring unitholder approval, such as mergers, acquisitions, or sale of all or substantially all of our assets. No investment in the Company should be made unless the investor is willing to entrust all aspects of our management and operations to the founder.

DUE TO THESE FACTORS, AND OTHERS DESCRIBED ELSEWHERE OR NOT PRESENTLY FORESEEN, THE PURCHASE OF THE SECURITIES INVOLVES AN EXTREME DEGREE OF RISK. THE SECURITIES SHOULD BE PURCHASED ONLY BY INVESTORS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT AND WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT.